Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-90870
3,600,000 Shares
Cognos Incorporated

Common Shares

All of the common shares in the offering are being sold by various entities affiliated with Michael U. Potter which are referred to in this prospectus as the selling shareholders. See “Principal and Selling Shareholders”. We will not receive any proceeds from the sale of the shares.

The common shares are quoted on The Nasdaq National Market under the symbol “COGN” and are listed on the Toronto Stock Exchange under the symbol “CSN”. The last reported sale price of the common shares on July 16, 2002 on The Nasdaq National Market was US$17.65 share and on the Toronto Stock Exchange was Cdn$27.08 share.

See “Risk Factors” beginning on page 5 to read about factors you should consider before buying any of the common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements which are different from those of the United States.

Owning the common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion beginning on page 54.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, some of our officers and directors and some of the experts named in this prospectus are residents of Canada and many of our assets are located outside the United States.

	Per Share		Total
Initial price to public	US$	17.50	US$	63,000,000
Underwriting discount	US$	0.94	US$	3,384,000
Proceeds, before expenses, to the selling shareholders	US$	16.56	US$	59,616,000

To the extent that the underwriters sell more than 3,600,000 common shares, the underwriters have the option to purchase up to an additional 540,000 shares from the selling shareholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on  July 22, 2002.

Goldman, Sachs & Co.	Morgan Stanley

Prospectus dated July 16, 2002.

WAVE
ENTERPRISE DASHBOARD
DAILY STATUS
SCORECARD
E-MAIL
NEWSINDEX

Cognos customers can bring together a unified view of their business performance. Shown at left is a portal screen with an operational dashboard, instant alerts and a menu of available reports.

Mission critical scorecarding applications for every part of an organization can be built using the Cognos toolset. Shown at right is an application bringing together many key performance drivers for sales in one, easy-to-understand scorecard.

Sales Analysis
Profit Margin % [Americas]
Revenue
Americas
World
Discount % [Americas]
Years
main

Being able to analyze the contributing factors of an organization's performance is also crucial for performance management. Cognos users can start in a scorecard view and "drill-down" to increasing levels of detail to understand key business drivers in any combination. Shown at left is a chart showing the relationship between key contributors for a given performance driver.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the prospectus and the documents incorporated by reference carefully and in their entirety. Unless otherwise stated, references in this prospectus to “$” are to United States dollars and all financial information is presented in accordance with United States generally accepted accounting principles (U.S. GAAP).

Cognos

Cognos is a leading global provider of business intelligence software. Our solution helps improve business performance by enabling effective decision-making at all levels of the organization through the consistent reporting and analysis of data derived from various sources. Using our software, customers can gain valuable insights that can be used to improve operational effectiveness, enhance customer satisfaction, accelerate corporate response times and, ultimately, increase revenues and profits. Our integrated solution consists of our suite of business intelligence components, analytical applications and performance management applications. In January 2002, we released Cognos  Series 7, the latest integrated version of our suite of business intelligence components. In June 2002, we released Cognos Finance 6.0, a budgeting, consolidation, planning and forecasting solution.

Our customers can strategically apply our software solution across the extended enterprise to address their need for corporate performance management (CPM). By allowing timely analysis of data from disparate systems, CPM enables organizations to measure execution against business strategy to ensure the two are aligned at all levels. Our solution for CPM allows users to effectively manage the full business cycle with planning, budgeting, reporting, analysis and scorecarding products.

Over the last decade, organizations have invested heavily in software applications to automate the processing of the large number of transactions required to run their operations and manage their businesses. During the 1990s, organizations implemented enterprise resource planning (ERP) systems from various vendors as well as internally developed solutions. Since the late 1990s, organizations have been supplementing their ERP systems with applications for customer relationship management (CRM), supply chain management (SCM) and applications for conducting business over the internet. The widespread implementation of enterprise applications has allowed organizations to create and store massive amounts of data, which contains valuable information about customers, suppliers, products, and operations. Business intelligence solutions evolved to allow organizations to access and analyze this data consistently in a timely manner in order to realize a competitive advantage. However, in today’s environment of accelerating business processes and large extended enterprises, business intelligence solutions must satisfy an expanded set of business and technology requirements.

Our solution is well positioned to meet the broad business challenges faced by organizations in a variety of industries. The key benefits of our solution are that it:

•	delivers a complete and integrated solution capable of addressing the needs of large organizations for corporate performance management;

•	meets the demands of the extended enterprise with a highly-scalable, Web-based architecture that is easy to deploy and provides centralized control;

•	provides flexibility to select and expand capabilities by adding components;

•	ensures a uniform context throughout the organization for interpreting data and making consistent decisions; and

•	employs best practices for design and implementation of our solution, often resulting in a rapid return on investment.

Our mission is to make our customers the world’s most effective organizations. In order to accomplish this, we intend to capitalize on our market leadership position to become the leading strategic supplier of business intelligence solutions for corporate performance management.

We focus on developing direct relationships with Global 2000 companies and large public sector organizations. Our direct sales force generated approximately 70% of our software license revenue for our fiscal year ended February 28, 2002. We currently have 51 sales offices in 17 countries. In addition, we offer our customers a broad range of support and consulting services aimed at providing the highest level of customer satisfaction.

We have an extensive and expanding global customer base with over 19,000 customers located in more than 120 countries. Our customers include companies such as AT&T, BMW, DaimlerChrysler, Dollar Rent A Car, Hydro-Québec, Mattel, McDonald’s Restaurants Canada, Murphy Oil and the U.S. Coast Guard. In fiscal 2002, we had total revenue of $491.3 million, of which approximately 62% was derived from sales in our North America Region, 31% from sales in our Europe Region, and 7% from sales in our Asia/Pacific Region.

Corporate Information

Our principal executive office is located at 3755 Riverside Drive, Ottawa, Ontario, Canada K1G 4K9 and our telephone number is (613) 738-1440. Our Web site is located at www.cognos.com. Information contained on, or linked to, our Web site does not form part of this prospectus.

Cognos, the Cognos logo, Axiant, DecisionStream, Impromptu, PowerHouse, PowerPlay, NoticeCast and Cognos Upfront are trademarks or registered trademarks of Cognos Incorporated in the United States and/or other countries. This prospectus may also include product names, trade names, trademarks, service marks and registered trademarks and service marks of other companies.

The Offering

Common shares offered by the selling shareholders	3,600,000 common shares

Use of Proceeds	We will not receive any proceeds from the sale of the common shares in this offering. The estimated net proceeds to be received by the selling shareholders are US$59,000,000.

Nasdaq National Market Symbol	“COGN”

Toronto Stock Exchange Symbol	“CSN”

Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 540,000 common shares which the underwriters have the option to purchase from the selling shareholders solely to cover over-allotments. We have agreed to purchase for cancellation 180,000 of the offered shares from the underwriters at the public offering price.

Summary Consolidated Financial Data

(in thousands, except per share data)

	Years Ended the Last Day of February
	1998	1999	2000	2001	2002
Statement of Income Data:
Total revenue	$244,834	$301,125	$385,640	$495,652	$491,302
Operating income	38,900	65,665	74,952	79,718	19,787	(1)
Net income	32,642	58,434	58,815	64,260	19,408
Net income per share
Basic	$0.37	$0.67	$0.68	$0.74	$0.22
Diluted	$0.36	$0.66	$0.67	$0.70	$0.21
Weighted average number of shares (000s)
Basic	88,414	87,416	85,972	87,324	87,807
Diluted	91,544	88,940	88,100	91,973	90,461

(1)
Special charges of $33.4 million incurred in our fiscal year ended February 28, 2002 were comprised of a net business restructuring charge of $10.2 million and a $23.2 million charge for settlement of a patent lawsuit. Excluding the effect of those special charges, diluted net income per share was $0.48 in fiscal 2002.

As of February 28, 2002
Balance Sheet Data:
Cash and cash equivalents	$192,900
Short-term investments	121,629
Working capital	227,573
Total assets	522,152
Total debt	—
Stockholders’ equity	295,173

Recent Developments

On July 10, 2002, we filed our quarterly report on Form 10-Q for the first quarter of fiscal 2003 ended May 31, 2002, which report is incorporated by reference into this prospectus. Our revenue for that quarter was $120.1 million, which represents an increase of 11.2% over fiscal 2002 first quarter revenue of $108.0 million. Product license revenue for the first quarter of fiscal 2003 was 41.5% of total revenue, compared to 39.9% of total revenue for the first quarter of the prior fiscal year. This represents an increase of 15.6% in product license revenue over fiscal 2002 first quarter product license revenue. We had net income of $9.9 million, or $0.11 per share, in the first quarter of fiscal 2003, compared to a net loss of $11.1 million, or $0.13 per share, in the first quarter of the prior fiscal year. Net cash flow was $23.7 million, which resulted in an increase of our cash, cash equivalents, and short-term investments to $338.3 million at the end of the first quarter.

Selected information from the announcement of our financial results for the first quarter of fiscal 2003 is presented in the Recent Developments section on page 31.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information contained or incorporated by reference in this prospectus before purchasing our common shares. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business operations and cause the price of our common shares to decline. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our business has been negatively affected by the worldwide economic slowdown.

As a result of recent unfavorable economic conditions and reduced capital spending, our software licensing revenues have declined as a percentage of our total revenues. In particular, license revenues during the first and second fiscal quarters of 2002 were substantially less than in the year earlier periods. If economic conditions in Canada, the United States or Europe worsen, if a wider global economic slowdown occurs, or if capital spending on information technology does not recover, we may experience a further decrease in our license revenues which may have a material adverse impact on our business, operating results, and financial condition.

Our business intelligence products revenue may not continue to grow at historical rates, could stop growing or decline.

We rely predominantly on revenue from our business intelligence products. Although we have experienced revenue growth with respect to our business intelligence products over the past few fiscal years, we cannot assure you that revenue from these products will continue to grow. Revenue associated with these products may, in the future, stop growing or decline. Total revenue from business intelligence products grew only 1% in fiscal 2002 as compared to fiscal 2001, and total revenue from all of our products actually decreased in fiscal 2002 as compared to fiscal 2001. If we do not expand our customer base or successfully establish our solution as a leading enterprise-wide platform, our revenues may not increase. In addition, our growth rate may be adversely affected by global economic conditions generally, and economic conditions in Canada, the U.S. or Europe in particular.

Our quarterly and annual operating results are volatile and difficult to predict, and if we fail to meet the expectations of securities analysts or investors, our share price could decline significantly.

Historically, our quarterly operating results have varied from quarter to quarter, and we anticipate this pattern to continue. We typically realize a larger percentage of our annual revenue and earnings in the fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the following fiscal year. In addition, in each quarter we typically close a larger percentage of sales transactions near the end of that quarter. Because our quarterly and annual operating results may be significantly affected by large, enterprise-wide sales, our inability to close one or more such sales before the end of the applicable period may adversely affect our operating results. Our license revenue is comprised substantially of one-time license fees. As a result, we will be required to regularly and increasingly sign new or existing customers with substantial license fees on a timely basis to realize comparable or increased license revenue. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the price of our common shares may fall. Our quarterly and annual operating results may be adversely affected by a wide variety of factors, including:

•	our ability to achieve and maintain revenue growth or to anticipate a decline in revenue from any of our products;

•	the impact of global economic conditions on our sales cycle;

•	our ability to obtain and close sales, particularly large enterprise transactions;

•	changes in product mix and our ability to anticipate changes in shipment patterns;

•	our ability to identify and develop new technologies and to incorporate those technologies into new products;

•	our ability to select appropriate business models and strategies;

•	our ability to position ourselves to achieve growth;

•	our ability to identify, hire, train, motivate and retain highly qualified personnel, and to achieve targeted productivity levels;

•	our ability to identify, develop, introduce and deliver in a timely manner new and enhanced versions of our products which anticipate market demand and address customer needs;

•	market acceptance of business intelligence software and of new and enhanced versions of our products;

•	our ability to establish and maintain a competitive advantage;

•	changes in our pricing policies or those of our competitors and other competitive pressures on selling prices;

•	size, timing and execution of customer orders and shipments, including delays, deferrals, or cancellations of customer orders;

•	number, timing, and significance of product enhancements and new product and technology announcements by us or by our competitors;

•	our reliance on third-party distribution channels as part of our sales and marketing strategy;

•	the timing and provisions of pricing protections and exchange from our distributors;

•	changes in foreign currency exchange rates; and

•	our ability to enforce our intellectual property rights.

These factors could materially adversely affect our share price and our business, results of operations and financial condition.

We depend on our direct sales force to sell our products, and if we fail to retain or hire and train new sales personnel, our future growth will be impaired.

We sell our products primarily through our direct sales force, and we expect to continue to do so in the future. Our ability to achieve revenue growth in the future will depend on our ability to recruit, train and retain qualified direct sales personnel. We have in the past and may in the future experience difficulty in recruiting and retaining qualified sales personnel. Our inability to maintain and improve the productivity of our direct sales force could impair our growth and cause our share price to fall.
We have taken remedial measures to address the recent decrease in demand for our products which may not be effective in the short term and could have long-term adverse effects on our business.

We have taken remedial measures to address the recent slowdown in the market for our products. In particular, we have reduced our workforce, limited hiring in some areas, and reduced our planned capital expenditure and expense budgets. Each of these measures and any additional measures taken in the future to reduce expenditures may not be effective in the short term and could have long-term adverse effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, and making it more difficult for us to respond to customers’ future needs.

Our ability to adjust our expenses in the near term is limited, which could cause our profits to decrease.

In recent fiscal years, we have experienced an increase in our operating expenses as a result of decisions to invest in our sales channels, technical support, and research and development organization. As a result of current economic conditions, we have reduced overall discretionary spending levels, but we will continue to incur expenditures selectively in areas that we view as necessary to strengthen our position in the marketplace. We base our operating expense budgets on projections of future revenues that are more difficult to make in periods of economic uncertainty. As a result, our operating expense budgets may be based on inaccurate assumptions. If we do not meet our future revenue projections, operating expenses would increase as a percentage of our revenues and our profits would decrease.

We may lose sales, or sales may be delayed, due to the long sales and implementation cycles for our products, which would reduce our revenues.

Our customers typically invest substantial time, money and other resources researching their needs and available competitive alternatives before deciding to license our software products. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, we may wait many months after our first contact with a customer before a sale can actually be completed. The time required for implementation of our products varies among our customers and may last several months, depending on our customers’ needs and the products deployed. In particular, it may be difficult to install our products if the customer has complicated operational requirements, such as integrating databases, hardware and software from different vendors.

During these long sales and implementation cycles, events may occur that affect the size or timing of the order or even cause it to be cancelled. For example,

•	purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty;

•	we or our competitors may announce or introduce new products; or

•	the customer’s own budget and purchasing priorities may change.

If these events were to occur, sales of our products may be cancelled or delayed, which would reduce our revenues.

If we do not protect our intellectual property, our products may lose any competitive advantage, and even if we are successful, protecting our intellectual property could be time consuming and expensive.

Our success depends in part on our ability to protect our rights in our intellectual property. We rely on various intellectual property protections, including contractual provisions, patents, copyright, trademark and trade secret laws, to preserve our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the United States.

To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of our management and materially disrupt the conduct of our business.

Intellectual property claims brought against us could be time consuming and costly to defend, and if we are unsuccessful, our ability to sell products incorporating the disputed intellectual property could be limited or we may have to pay license fees, royalties or damages.

We may become increasingly subject to claims by third parties that our technology infringes their property rights due to the growth of software products in our target markets and the overlap in functionality of these products. Regardless of their merit, any such claims could:

•	be time consuming;

•	be expensive to defend;

•	divert management’s attention and focus away from the business;

•	cause product shipment delays; and

•	require us to enter into costly royalty or licensing agreements or to stop using such technology.

On May 5, 2000, an action was filed in the United States District Court for the Northern District of California against us by Business Objects S.A. for alleged patent infringement. The complaint alleged that our Impromptu product infringes Business Objects’ United States Patent No. 5,555,403 entitled “Relational Database Access System using Semantically Dynamic Objects” (the “ ’403 Patent”). Although we have denied and continue to deny all claims asserted in the action, on May 24, 2002, we reached an agreement to settle that action. Under the terms of the settlement agreement between us and Business Objects, Business Objects has agreed to release us for any liability for any infringement of the ’403 Patent (and any amendments or related patents) and, to effect that release, has granted us a license under the ’403 Patent for the term of that patent or any amendments or related patents. Each party also agreed to release the other from all claims, liabilities, costs or expenses that either party holds against the other, on account of actions taken prior to the effective date. Each party has also entered into a covenant not to sue or assert any claim against the other for infringement of any patents for a period of five years from the effective date. As consideration for the settlement agreement, we have agreed to pay Business Objects the sum of $24.0 million in the following installments: $10.0 million on or before June 10, 2002 (which has been paid), and $1.75 million every quarter for the next eight quarters commencing on July 1, 2002 (the first quarterly installment of which was paid on July 1, 2002). The court dismissed this action pursuant to an Order of Dismissal dated May 30, 2002.

The loss of our rights to use software currently licensed to us by third parties could significantly increase our operating expenses by forcing us to seek alternative technology and adversely affect our ability to compete.

We license certain technologies used in our products from third parties, generally on a non-exclusive basis. The termination of any of these licenses, or the failure of the licensors to adequately maintain or update their products, could delay our ability to ship our products while we seek to implement alternative technology offered by other sources. In addition, alternative technology may not be available on commercially reasonable terms. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. We cannot assure you that we will be able to obtain licensing rights to the needed technology on commercially reasonable terms, if at all.

If a successful product liability claim were made against us, our business could be seriously harmed.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Despite this, it is possible that such limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. We have not experienced any product liability claims to date. However, the sale and support of our products may entail the risk of such claims, which are likely to be substantial in light of the use of our products in business-critical applications. A successful product liability claim could result in significant monetary liability and could seriously disrupt our business.

We face significant operational and financial risks associated with our international operations.

We derive a significant portion of our total revenues from international sales. International sales are subject to significant risks, including:

•	unexpected changes in legal and regulatory requirements and policies in foreign markets affecting our international sales;

•	changes in tariffs and other trade barriers;

•	fluctuations in currency exchange rates;

•	political and economic instability;

•	longer payment cycles and other difficulties in accounts receivable collection;

•	difficulties in managing foreign distributors and representatives;

•	difficulties in staffing and managing foreign operations;

•	difficulties in protecting our intellectual property internationally; and

•	potentially adverse consequences arising from changes in tax laws.

Each of these factors could materially impact our international operations and adversely affect our business as a whole.

Currency fluctuations may adversely affect us.

A substantial portion of our revenues are earned in currencies other than U.S. dollars, and similarly, a substantial portion of our operating expenses are incurred in currencies other than U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar and the euro, may have a material adverse effect on our business, financial condition and operating results. Our policy with respect to foreign currency exposure is to manage financial exposure to some foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. We enter into foreign exchange forward contracts to hedge portions of the net investment in various subsidiaries, typically between the U.S. dollar, the euro, the British pound, the German mark and the Australian dollar.

Pursuing, completing and integrating recent and potential acquisitions could divert management’s attention and financial resources and may negatively affect our operating results.

In the past we have made acquisitions of products and businesses. In the future, we may engage in additional acquisitions of other products or businesses that we believe are complementary to ours. We cannot assure you that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired product or business into our operations. Further, acquisitions may involve a number of other risks, including:

•	diversion of management’s attention;

•	disruption to our ongoing business;

•	failure to retain key acquired personnel;

•	difficulties in assimilating acquired operations, technologies, products or personnel;

•	unanticipated expenses, events or circumstances;

•	assumption of disclosed and undisclosed liabilities; and

•	the risk that we will not be able to value the acquired in-process research and development, or an entire acquired business, appropriately.

If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on our performance or our business as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, diminishing our liquidity and capital resources, or shares may be issued which could cause a dilution to existing shareholders.

Failure to manage our growth successfully may adversely impact our operating results.

The expansion of our business and customer base has placed, and will continue to place, increased demands on our management, operating systems, internal controls and financial resources. If not managed effectively, these increased demands may adversely affect the products and services we provide to our existing clients. In addition, our personnel, systems, procedures and controls may be inadequate to support our future operations. Consequently, in order to manage our growth effectively, we may be required to increase expenditures to expand, train and manage our employee base, improve our management, financial and information systems and controls, or make other capital expenditures. Our results of operations and financial condition could be harmed if we encounter difficulties in effectively managing our growth.

Our executive management and other key personnel are essential to our business, and if we are not able to recruit and retain qualified personnel, our ability to develop, market and support our products and services could be harmed.

We depend on the services of our key technical and management personnel. The loss of the services of any of these persons could have a material adverse effect on our business, results of operations and financial condition. Our success is highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, sales and marketing personnel. Competition for such personnel can be intense, and we cannot assure you that we will be able to attract, assimilate or retain highly qualified technical and managerial personnel in the future. Our inability to attract and retain the necessary management, technical, sales and marketing personnel may adversely affect our future growth and profitability.

We rely, in part, on others to market and distribute our products, and their failure to do so successfully could significantly harm our ability to maintain and expand our customer base, which would adversely affect our growth strategy.

Our sales and marketing strategy includes multi-tiered channels of third-party distributors, resellers and OEMs. We have developed a number of these relationships and intend to continue to develop new ones. Our inability to attract effective third-party distributors or their inability to penetrate their respective market segments, or the loss of any of our third-party distributors as a result of competitive products offered by other companies or products developed internally by them or otherwise, could harm our ability to maintain and expand our customer base. In addition, if a third-party distributor fails to install our product successfully, we could lose existing and potential customers. If these events were to occur, our business could grow more slowly than forecasted or not at all or we could incur additional, unanticipated expenses.

Risks Related to Our Industry

Economic uncertainty and downturns in the software market may lead to decreases in our revenues and margins.

The market for our products depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses and governments to delay or cancel software projects, reduce their overall information technology budgets or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, fail to purchase or defer the budget for the purchase of our products or cease operations. This, in turn, may lead to longer sales cycles, delays or failures in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, capital spending in the information technology sector generally has decreased in the past 18 months, and many of our customers and potential customers have experienced declines in their revenues and operations. In addition, the terrorist acts of September 11, 2001 have created an uncertain economic environment and we cannot predict the impact of these events, any future terrorist acts or any related military action, on our customers or business. We believe that, in light of these events, some businesses and governments may delay, curtail or eliminate capital spending on information technology generally, or in certain sectors of information technology in particular. If capital spending in our markets declines, it may be necessary for us to gain significant market share from our competitors in order to achieve our financial goals and maintain profitability, and there is no assurance we would be able to do so.

If our products contain material defects, our ability to attract and retain customers may be harmed.

Software products are complex and may contain errors or defects, particularly when first introduced, when new versions or enhancements are released, or when configured to individual customer computing systems. We currently have known errors and defects in our products. Despite testing conducted by us, additional defects and errors found in current versions, new versions or enhancements of our products after commencement of commercial shipment could result in the loss of revenues or a delay in market acceptance. If, as a result of such a defect or error, our products cannot be effectively integrated with other hardware, software, database and networking systems, our ability to attract and retain customers could suffer. The occurrence of any of these events could cause us to lose customers or require us to pay damages to existing customers and, therefore, could seriously harm our business, operating results and financial condition.

We face intense competition, and if we fail to compete successfully, our business could be seriously harmed and our revenues could grow more slowly than expected, stop growing or decline.

We face substantial competition throughout the world, primarily from software companies located in the United States, Europe and Canada. Some of our competitors have been in the software business longer than we have and have substantially greater financial and other resources with which to pursue research and development, manufacturing, marketing and distribution of their products. We expect our existing competitors and future competitors to continue to improve the performance of their current products and to introduce new products or new technologies. New product introductions by our competitors could cause a decline in sales, a reduction in the sales price or a loss of market acceptance of our existing products. To the extent that we are unable to effectively compete against our current and future competitors, our ability to sell products could be harmed and our market share reduced. Any erosion of our competitive position could have a material adverse effect on our business, results of operations and financial condition.

If we do not respond effectively and on a timely basis to rapid technological change, our products and services may become obsolete and we could lose customers.

The markets for our products are characterized by:

•	rapid and significant technological change;

•	frequent new product introductions and enhancements;

•	changing customer demands; and

•	evolving industry standards.

We cannot assure you that our products and services will remain competitive in light of future technological change or respond to market demands and developments or new industry standards. If we are unable to identify a shift in market demand or industry standards quickly enough, we may not be able to develop products to meet those new demands or standards, or bring them to market in a timely way. In addition, failure to respond successfully to technological change may render our products and services obsolete and thus harm our ability to attract and retain customers.

Risks Related to this Offering

Our share price will fluctuate.

The market price of our common shares may be volatile and could be subject to wide fluctuations due to a number of factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or securities analysts;

•	announcements of technological innovations or new products by us or our competitors;

•	general industry changes in the business intelligence tools or related markets; or

•	other events or factors.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that sometimes have been unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Similar litigation may occur in the future with respect to us, which could result in substantial costs, divert management’s attention and other company resources, and have a material adverse effect upon our business, results of operations and financial condition.

We do not currently intend to pay any cash dividends on our common shares in the foreseeable future and therefore our shareholders may not be able to receive a return on their shares unless they sell them.

We have not declared or paid any cash dividends on our common shares to date. Our current policy is to retain earnings to finance expansion and to develop, license and acquire new software products and to otherwise reinvest in the company and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Our dividend policy will be reviewed from time to time by our Board of Directors in the context of our earnings, financial condition and other relevant factors. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their shares unless they sell them. In addition, under current law, any dividends paid to residents of the United States would be subject to Canadian withholding tax, generally at the rate of 15% and may be subject to U.S. federal income tax withholding at a rate of 30%. See “Certain United States and Canadian Federal Income Tax Considerations”.

Future sales of our common shares could materially adversely affect their price.

Most of our outstanding common shares are not subject to resale restrictions and are currently freely tradable. If our shareholders sell substantial amounts of our common shares in either the U.S. or Canadian public markets following this offering or if additional common shares are issued in the future, the market price of our common shares could fall. We, the selling shareholders, our directors and named executive officers have agreed, subject to specified exceptions, not to issue, dispose of or hedge any of our common shares during the 90-day period following the date of this prospectus.

Our ability to issue preferred shares could impair the rights of our common shareholders.

Our Board of Directors has the authority to issue undesignated preferred shares in one or more series and to fix before issue the designation of and the rights and restrictions attached to the preferred shares of each series, without the consent of our common shareholders. The preferred shares could be issued with voting, dividend, liquidation, dissolution, winding-up and other rights superior to those of the common shareholders.

U.S. investors may be subject to materially adverse tax consequences if we were to become a passive foreign investment company.

U.S. investors may be subject to material adverse tax consequences if we were to become a passive foreign investment company, or PFIC. Since the determination of whether we are a PFIC is based on the composition of our income and assets from time to time, and it is difficult to make accurate predictions of future income and assets relevant to this determination, there can be no assurance that we will not be considered a PFIC for the fiscal year ending February 28, 2003 or any subsequent fiscal year. If you are a U.S. investor and we are a PFIC at any time that you own common shares, you will be subject to special U.S. federal income tax rules that may have negative consequences and will require annual reporting. See “Certain United States and Canadian Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Selected Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements, including statements regarding the future success of our business and technology strategies, and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry, products and litigation, as well as the other risks listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, or the negative of these terms or other comparable terminology. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors”.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares in this offering. The estimated net proceeds to be received by the selling shareholders are US$59,000,000.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common shares to date. Our current policy is to retain earnings to finance expansion and to develop, license and acquire new software products and to otherwise reinvest in the company and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Our dividend policy will be reviewed from time to time by our Board of Directors in the context of our earnings, financial condition and other relevant factors.

PRICE RANGE OF COMMON SHARES

The following table sets forth, for the periods indicated, the high and low sale prices of our common shares as reported on The Nasdaq National Market and the Toronto Stock Exchange.

	NASDAQ		TSX
	High	Low	High	Low
Fiscal 2001
First Fiscal Quarter	US$41.13	US$23.31	Cdn$60.50	Cdn$34.00
Second Fiscal Quarter	46.50	35.38	67.00	52.60
Third Fiscal Quarter	48.00	30.50	73.10	49.00
Fourth Fiscal Quarter	40.88	16.00	62.90	25.25

Fiscal 2002
First Fiscal Quarter	24.77	13.94	38.30	22.00
Second Fiscal Quarter	19.22	13.71	29.48	21.05
Third Fiscal Quarter	20.39	11.60	32.70	17.70
Fourth Fiscal Quarter	29.79	19.25	47.32	30.13

Fiscal 2003
First Fiscal Quarter	30.75	20.60	48.62	32.31
Second Fiscal Quarter (through July 16, 2002)	24.26	17.43	37.07	26.66

On July 16, 2002, the closing sale price of our common shares as reported on The Nasdaq National Market was US$17.65 and on the Toronto Stock Exchange was Cdn$27.08.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to and should be read in conjunction with “Selected Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus and reported in accordance with U.S. GAAP. This data has been derived from financial statements audited by Ernst & Young LLP, independent accountants.

	Years Ended the Last Day of February
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Statement of Income Data:
Revenue
Product license	$126,820	$158,393	$203,299	$262,766	$228,255
Product support	72,832	93,311	118,061	147,589	175,636
Services	45,182	49,421	64,280	85,297	87,411

Total revenue	$244,834	$301,125	$385,640	$495,652	$491,302

Operating expenses
Cost of product license	3,828	5,738	5,235	7,315	3,609
Cost of product support	9,694	11,166	13,758	17,820	16,576
Selling, general, and administrative	140,882	172,482	238,147	320,535	343,276
Research and development	33,530	42,274	53,548	67,264	74,614
Acquired in-process technology	18,000	3,800	—	3,000	—
Special charges	—	—	—	—	33,440	(1)

Total operating expenses	$205,934	$235,460	$310,688	$415,934	$471,515

Operating income	$38,900	$65,665	$74,952	$79,718	$19,787
Interest expense	(481)	(527)	(718)	(786)	(540)
Interest income	5,340	6,430	7,454	12,386	8,922

Income before taxes	$43,759	$71,568	$81,688	$91,318	$28,169
Income tax provision	11,117	13,134	22,873	27,058	8,761

Net income	$32,642	$58,434	$58,815	$64,260	$19,408

Net income per share
Basic	$0.37	$0.67	$0.68	$0.74	$0.22

Diluted	$0.36	$0.66	$0.67	$0.70	$0.21	(2)

Weighted average number of shares (000s)
Basic	88,414	87,416	85,972	87,324	87,807

Diluted	91,544	88,940	88,100	91,973	90,461

(1)	These special charges consist of a net business restructuring charge of $10.2 million and a $23.2 million charge for settlement of a patent lawsuit.
(2)	Excluding the effect of special charges, diluted net income per share was $0.48 in fiscal 2002.

	As of the Last Day of February
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$89,614	$93,617	$132,435	$115,293	$192,900
Short-term investments	36,712	56,074	64,284	119,265	121,629
Working capital	112,846	123,343	166,455	197,673	227,573
Total assets	220,279	286,259	377,803	495,592	522,152
Total debt	2,457	2,612	2,176	32	—
Stockholders’ equity	131,005	159,028	212,591	290,529	295,173

SELECTED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following selected Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is based upon our consolidated financial statements prepared in accordance with U.S. GAAP and presented in U.S. dollars, and is qualified in its entirety by our complete MD&A prepared in accordance with U.S. GAAP which is incorporated by reference into this prospectus. The following discussion should be read in conjunction with our U.S. GAAP audited consolidated financial statements and notes included in this prospectus. We also prepare our consolidated financial statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, and they are also incorporated by reference into this prospectus. We also incorporate by reference into this prospectus Management’s Discussion and Analysis of Financial Condition and Results of Operations for our quarter ended May 31, 2002 appearing in our quarterly report on Form 10-Q.

Overview

Revenue is derived from the licensing of software and the provision of related services, which include product support and education, consulting, and other services. We generally license software and provide services subject to terms and conditions consistent with industry standards. Our customers may elect to contract with us for telephone and Web-based customer self-service product support, by paying either an annual fee or fees based on their usage of support services.

We operate internationally with a substantial portion of our business conducted in foreign currencies. Accordingly, our results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and to a lesser extent, other foreign currencies.

Currently we derive our revenue from the licensing, support, and service of business intelligence solutions and application development tools. In the most recent fiscal year, revenue associated with our business intelligence solutions made up 92% of our total revenues; application development tools made up 8% of our total revenues. The percentage of revenue attributable to application development tools has declined over the last seven fiscal years and is expected to continue to decline in the future as the market moves away from proprietary systems and towards packaged application products. We are focused on maintaining our leadership position in the business intelligence market and believe that the application development tools market will continue to decrease in importance for our financial results.

The sales cycle for our products may span nine months or more. Historically, we have recognized a substantial portion of our revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. Even minor delays in booking orders may have a significant adverse impact on revenues for a particular quarter. To the extent that delays are incurred in connection with orders of significant size, the impact will be correspondingly greater. As corporations move to enterprise-wide deployments, orders become larger and, hence, the impact of the sales cycle becomes increasingly hard to predict. We currently operate with virtually no order backlog because our software products typically are shipped shortly after orders are received. Product license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. As a result of these and other factors, our quarterly results have varied significantly in the past and are likely to fluctuate significantly in the future. Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily indicative of the results to be expected in any future period.

We license our software through our direct sales force and value-added resellers, system integrators, and OEMs. Direct sales accounted for approximately 70%, 70%, and 69% of our license revenues for the years ended February 28, 2002 (fiscal 2002), February 28, 2001 (fiscal 2001), and

February 29, 2000 (fiscal 2000), respectively. As enterprise-wide deployments become more important to our customers, we believe that the direct sales channel is the most effective method of penetrating the large enterprise market; however, in order to have adequate market coverage for smaller and mid-size companies, we continue to expend a significant amount of resources developing our indirect sales activities. We also continue to commit significant management time and financial resources to developing direct and indirect international sales and support channels.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, foreign exchange risk management, investments, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We apply the following critical accounting policies in the preparation of our U.S. GAAP consolidated financial statements:

Revenue Recognition Policy.     We recognize revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition. Substantially all of our product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met. Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts. Revenue from education, consulting, and other services is recognized at the time the services are rendered. For contracts with multiple obligations (e.g., deliverable and undeliverable products, support obligations, education, consulting, and other services), we allocate revenue to each element of the contract based on objective evidence of the fair value of the element.

Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Foreign Currency Management.    We operate internationally and therefore hold assets and liabilities in foreign currencies. These operations are translated to U.S. dollars at prevailing exchange rates as at period end in accordance with SFAS No. 52. Future adverse changes in a currency could cause a reduction in the carrying amount of these assets and liabilities that may not be reflected in the current carrying value.

Investments.    We record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Deferred Taxes.    We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made.

Impairment of Long-Lived Assets.    We evaluate the recoverability of our identifiable intangible assets, goodwill, and other long-lived assets in accordance with SFAS No. 121 that generally requires us to assess these assets for recoverability when events or circumstances indicate a potential impairment by estimating the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. On March 1, 2002 we implemented SFAS No. 142 and SFAS No. 144. SFAS No. 142 requires us to use the fair value method to assess our goodwill on at least an annual basis and the undiscounted cash flows method will continue to be used for qualifying identifiable intangible assets. SFAS No. 144 requires us to use a similar method for other long-lived assets. The results of the initial assessment will have no material effects on our balance sheet or earnings from operations; however, subsequent impairment assessments could result in future impairment charges. Any impairment charge would result in reduction in the carrying values of these assets.

Contingencies and Litigation.    We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, Accounting for Contingencies and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Results of Operations

Total revenue for fiscal 2002 was $491.3 million, which was 1% less than fiscal 2001 revenue of $495.7 million which, in turn, was 29% more than fiscal 2000 revenue of $385.6 million. Net income for fiscal 2002 was $19.4 million and diluted net income per share was $0.21, compared to fiscal 2001 net income of $64.3 million and diluted net income per share of $0.70, and fiscal 2000 net income of $58.8 million and diluted net income per share of $0.67.

The results for fiscal 2002 include special charges of $33.4 million. These special charges include a net business restructuring charge of $10.2 million and a $23.2 million charge for settlement of a patent lawsuit.

As reported in the first quarter of fiscal 2002, we recorded a restructuring charge of $12.8 million in connection with a restructuring plan to align our cost structure and operations to the economic environment. In the fourth quarter of fiscal 2002 we reversed $2.6 million of the restructuring charge into income. The reversal was the result of revisions to prior cost assumptions including salary continuance, office leases, and outplacement.

On May 24, 2002, we reached an agreement with Business Objects to settle the action filed by them on May 5, 2000. As consideration for the settlement agreement, we have agreed to pay Business Objects the sum of $24.0 million in the following installments: $10.0 million on or before June 10, 2002 (which has been paid), and $1.75 million every quarter for the next eight quarters commencing on July 1, 2002 (the first quarterly installment of which was paid on July 1, 2002). We recorded a special charge of $23.2 million, representing the present value of these payments, in fiscal 2002 in accordance with SFAS No. 5, Accounting for Contingencies.

Excluding the effect of these items, net income and diluted net income per share for fiscal 2002 would have been $43.4 million and $0.48, respectively. The results for fiscal 2001 include the write-off of $3.0 million related to the in-process technology acquired on the purchase of NoticeCast Software Ltd. during the third quarter of fiscal 2001. Excluding the effect of this item, net income and diluted net income per share for fiscal 2001 would have been $67.3 million and $0.73, respectively. Fiscal 2000 results did not include any unusual one-time charges. This pro-forma information is provided for greater comparability regarding our on-going operating performance and is unlikely to be comparable to any similar measures in the financial information filed by other issuers.

Basic net income per share was $0.22, $0.74, and $0.68 in fiscal 2002, 2001, and 2000, respectively. Excluding the effect of special charges in fiscal 2002 and the write-offs of in-process technology in fiscal 2001, basic net income per share would have been $0.49 and $0.77, respectively.

We experienced decreases in net income as a percentage of revenue in each of fiscal 2002, and 2001. In fiscal 2002, we maintained our investment in our sales channels and product development through difficult economic times to ensure that we were appropriately positioned for revenue growth and expanded global market coverage as the economy recovered. The decrease in net income as a percentage of revenue in fiscal 2002 was the result of increases in both selling, general, and administrative expenses, and research and development expenses as well as special charges for restructuring and settlement of the patent lawsuit described above. During fiscal 2001 the decrease in net income as a percentage of revenue was the result of increases in selling, general, and administrative expenses and the write-off of in-process technology acquired on the purchase of NoticeCast Software Ltd. during the third quarter.

The following table sets out, for each fiscal year indicated, the percentage that each income and expense item bears to revenue, and the percentage change in the dollar amount of each item as compared to the prior fiscal year.

	Percentage of Revenue			Percentage Change from Fiscal
	2000	2001	2002	2000 to 2001	2001 to 2002
Revenue
Product license	52.7%	53.0%	46.5%	29.3%	(13.1)%
Product support	30.6	29.8	35.7	25.0	19.0
Services	16.7	17.2	17.8	32.7	2.5

Total revenue	100.0%	100.0%	100.0%	28.5%	(0.9)%

Operating expenses
Cost of product license	1.3	1.5	0.7	39.7	(50.7)
Cost of product support	3.5	3.6	3.4	29.5	(7.0)
Selling, general and administrative	61.8	64.6	69.9	34.6	7.1
Research and development	13.9	13.6	15.2	25.6	10.9
Acquired in-process technology	0.0	0.6	0.0	*	*
Special charges	0.0	0.0	6.8	*	*

Total operating expenses	80.5%	83.9%	96.0%	33.9%	13.4%

Operating income	19.5	16.1	4.0	6.4	(75.2)
Interest expense	(0.2)	(0.2)	(0.1)	9.5	(31.3)
Interest income	1.9	2.5	1.8	66.2	(28.0)

Income before taxes	21.2%	18.4%	5.7%	11.8%	(69.2)%
Income tax provision	5.9	5.4	1.8	18.3	(67.6)

Net income	15.3%	13.0%	3.9%	9.3%	(69.8)%

*	not meaningful

Revenue

Our total revenue was $491.3 million for fiscal 2002 as compared to $495.7 million in fiscal 2001, and $385.6 million in fiscal 2000. Our total revenue was derived primarily from our business intelligence products, principally Web versions of Impromptu and PowerPlay; also contributing to revenue, but to a lesser extent, were Cognos Visualizer, DecisionStream, Cognos Query, and Cognos Finance. In January 2002, we released Cognos Series 7, a fully integrated enterprise business intelligence solution. We believe enterprise-wide deployment of business intelligence products is the trend in the industry and believe it will continue to increase as a percentage of our total revenue. Total revenue for all business intelligence products was $453.1 million, $446.8 million, and $328.0 million in fiscal 2002, 2001, and 2000, respectively, which resulted in year-over-year increases of 1% and 36%, respectively. Sequentially, within the year our total business intelligence revenue has increased by 8%, 7%, and 17% in the quarters following our restructuring in the first quarter of fiscal 2002. Total revenue from our business intelligence products represented 92%, 90%, and 85% of total revenue in fiscal 2002, 2001, and 2000, respectively.

Total revenue from our application development tools, PowerHouse and Axiant, was $38.2 million in fiscal 2002, compared to $48.9 million in fiscal 2001, and $57.6 million in fiscal 2000, which resulted in year-over-year decreases of 22% and 15%, respectively. We expect that revenue from application development tools will continue to decline.

The change in total revenue from product license, product support, and services in fiscal 2002 from fiscal 2001 was as follows: a 13% decrease in product license revenue, a 19% increase in product support revenue, and a 2% increase in services revenue. This compares to an increase for the same categories for fiscal 2001 from fiscal 2000 as follows: 29%, 25%, and 33%, respectively.

Our operations are divided into three main geographic regions: (1) North America (includes Latin America), (2) Europe (consists of the U.K. and Continental Europe), and (3) Asia/Pacific (consists of Australia and countries in the Far East). In fiscal 2002, the percentage of total revenue from North America, Europe, and Asia/Pacific was 62%, 31%, and 7%, respectively, compared to 64%, 30%, and 6%, respectively, in fiscal 2001 and 61%, 32%, and 7%, respectively, in fiscal 2000. In fiscal 2002, total revenue from North America decreased from fiscal 2001 by 4% while total revenue from Europe, and Asia/Pacific increased from fiscal 2001 by 5% and 7%, respectively, compared to increases of 35%, 19%, and 13%, respectively, in fiscal 2001 from fiscal 2000. The decrease in revenue growth for fiscal 2002 as compared to fiscal 2001 is attributable to the decline in information technology spending and the uncertain economic environment that existed through the majority of fiscal 2002. These conditions affected all of our principal markets and were especially pronounced in the U.S., our largest market. This affected the sales of our business intelligence products. Revenue growth in North America was also slowed by a decline in service revenue as a result of the events of September 11th. The widespread disruption in the United States in the wake of these events including more limited air travel and business closures affected our ability to offer services and our customers’ appetite to purchase them. In addition to the above, growth rates for Europe and Asia/Pacific were affected by foreign exchange rate fluctuations. Excluding exchange rate fluctuations, revenue growth for Europe would have been 9% for fiscal 2002 as compared to revenue growth excluding exchange rate fluctuations of 32% for fiscal 2001. Revenue growth for Asia/Pacific would have been 17% for fiscal 2002 as compared to revenue growth excluding exchange rate fluctuations of 22% for fiscal 2001.

A substantial portion of our business is conducted in foreign currencies. Accordingly, our results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies. The effect of foreign exchange rate fluctuations decreased the overall revenue growth by two percentage points in fiscal 2002 from fiscal 2001 and by four percentage points in fiscal 2001 from fiscal 2000.

Product License Revenue.    Total product license revenue was $228.3 million, $262.8 million, and $203.3 million in fiscal 2002, 2001, and 2000, respectively, and accounted for 46% of our revenue for fiscal 2002 as compared to 53% in both fiscal 2001 and 2000. The decrease in product license revenue for fiscal 2002 was predominantly due to the decline in information technology spending and the uncertain economic environment that was prevalent throughout the fiscal year in our principal markets and specifically in the U.S., which is our largest market. This affected the sales of our business intelligence products, which were the main reason for our increase in revenue in fiscal 2001. Product license revenue from our business intelligence products was $219.2 million, $248.7 million, and $186.6 million, in fiscal 2002, 2001, and 2000, respectively, which resulted in a year-over-year decrease of 12% in fiscal 2002 compared to a year-over-year increase of 33% for fiscal 2001. Sequentially, within the year, our total business intelligence license revenue has increased by 17%, 17%, and 29% in the three quarters following our restructuring in the first quarter of fiscal 2002. Product license revenue associated with the business intelligence products contributed approximately 96%, 95%, and 92% of total product license revenue in fiscal 2002, 2001, and 2000, respectively.

Product license revenue from our application development tools, PowerHouse and Axiant, was $9.1 million, $14.0 million, and $16.7 million, in fiscal 2002, 2001, and 2000, respectively. We expect that, in both the short and long term, the trend of decreasing product license revenue from these products will continue.

Product Support Revenue.    Product support revenue was $175.6 million, $147.6 million, and $118.1 million in fiscal 2002, 2001, and 2000, respectively. Product support revenue accounted for 36% of our total revenue for fiscal 2002, compared to 30% in fiscal 2001 and 31% for fiscal 2000. The increase in the dollar amounts was the result of new support contracts from the expansion of our customer base, as well as the renewal of existing support contracts.

Total product support revenue from the business intelligence products was $147.5 million, $114.2 million, and $78.8 million in fiscal 2002, 2001, and 2000, respectively and constituted 84%, 77%, and 67% of the total product support revenue in fiscal 2002, 2001, and 2000, respectively. In fiscal 2002, total product support revenue from business intelligence products increased by 29% from fiscal 2001 and total product support revenue from application development tools decreased by 16% over the same period. In fiscal 2001, total product support revenue from the business intelligence products increased by 45% from fiscal 2000 and total product support revenue from the application development tools decreased by 15% over the same period.

Services Revenue.    Revenue from education, consulting, and other services was $87.4 million, $85.3 million, and $64.3 million in fiscal 2002, 2001, and 2000, respectively. Services revenue accounted for 18% of our total revenue for fiscal 2002, compared to 17% in fiscal 2001 and 2000. The increase in services revenue in fiscal 2002 was predominantly the result of an increase in consulting revenue that offset decreases in education revenue associated with the business intelligence products. Services revenue associated with the business intelligence products contributed approximately 99%, 98%, and 97%, of total service revenue in fiscal 2002, 2001, and 2000, respectively.

During fiscal 2002, we continued to increase the level of sales of our business intelligence solutions within global enterprises. Our business intelligence solutions were increasingly being deployed on an enterprise-wide, global basis within organizations for mission-critical applications. Successful installation and deployment of our solution has become critical to our customers’ success. As a result, our customers have increasingly required services such as strategic planning, project management, analysis and design, technical advisory, and instruction to effectively deploy our solutions. This trend was slowed in fiscal 2002 by two factors. First the uncertain economic environment in our principal markets caused an increased level of scrutiny by customers with regard to enterprise scale software purchases. Second, the events of September 11th caused widespread disruption in the United States, including restricted air travel and business closures. These and other related factors affected our ability to offer services and our customer’s appetite to purchase them.

Operating Expenses

Cost of Product License.    The cost of product license consists primarily of royalties for technology licensed from third-parties and the costs of materials and distribution related to licensed software. Product license costs in fiscal 2002 were $3.6 million compared to $7.3 million in fiscal 2001 and $5.2 million in fiscal 2000. Product license costs represented 2% of product license revenue for fiscal 2002, compared to 3% for fiscal 2001 and 2000. The decrease, in dollar terms, in fiscal 2002 from fiscal 2001 is primarily due to decreases in royalty costs; material and distribution costs remained relatively consistent with fiscal 2001 levels. The increase in fiscal 2001 from fiscal 2000 was due to increases in royalty costs; material and distribution costs remained relatively consistent with fiscal 2000 levels.

Cost of Product Support.    The cost of product support includes the costs associated with resolving customer inquiries and other telesupport and websupport activities, royalties in respect of technological support received from third-parties, and the cost of materials delivered in connection with enhancement releases. The cost of product support was $16.6 million, $17.8 million, and $13.8 million in fiscal 2002, 2001, and 2000, respectively. These costs represented 9% of product support revenue in fiscal 2002 and 12% for fiscal 2001, and 2000. The decrease, in dollar terms, in fiscal 2002 from fiscal 2001 was associated predominantly with decreases in royalty costs. The increase in fiscal 2001 from fiscal 2000 was associated with telesupport and websupport activities.

Selling, General, and Administrative.    Selling, general, and administrative expenses were $343.3 million, $320.5 million, and $238.1 million in fiscal 2002, 2001 and 2000, respectively. These costs were 70% of revenue in fiscal 2002 compared to 65% and 62% in fiscal 2001 and 2000, respectively.

The increase in selling, general, and administrative expenses in fiscal 2002 was primarily the result of increases in average staffing levels and related compensation expenses. Contributing to a lesser extent to the increase were increases in facilities costs, computer costs, communications, professional fees, and the amortization of the technology acquired in acquisitions of various companies over the last five fiscal years. During fiscal 2002, we continued our investment in our sales channels, to focus on opportunities for new revenue growth and expand global market coverage. Despite the weaker economic climate and staff reductions as a result of the restructuring charge in the first quarter of fiscal 2002, the average number of employees within the selling, general, and administrative areas grew by 2%, predominantly as the result of the retention of key sales and services staff.

The increase in the selling, general, and administrative expenses in fiscal 2001 was primarily the result of increases in staffing and related compensation expenses. Contributing to a lesser extent to the increase were facilities, marketing costs, and the amortization of the technology acquired on acquisitions of various companies over the last four fiscal years. The average number of employees within the selling, general, and administrative areas grew by 29% in fiscal 2001, predominantly as the result of additions to sales and services staff. The costs per employee increased 5% in fiscal 2002 and 4% in fiscal 2001.

Research and Development.    Research and development costs were $74.6 million, $67.3 million, and $53.5 million, for fiscal 2002, 2001 and 2000, respectively. Research and development costs have continued to increase, in dollar terms, over the last several fiscal years. In fiscal 2002 these costs increased slightly as a percentage of revenue to 15% after having remained constant at 14% of total revenue for each of fiscal 2001 and 2000. The growth in fiscal 2002 was primarily the result of increases associated with higher staffing levels in this area and increases in services purchased externally as we maintained our investment in product development through an uncertain economic landscape. The growth in fiscal 2001 was also primarily the result of increases associated with higher staffing levels in this area. Increases in services purchased externally and other costs associated with the development of our product lines to meet foreign market requirements also contributed to the increase for the fiscal year. The increase in the average number of employees in this area was 9% in fiscal 2002 from fiscal 2001 and was 15% in fiscal 2001 from fiscal 2000.

Acquisitions and Acquired In-Process Technology.

Fiscal 2002.    On February 28, 2002, we exercised our option to purchase the remaining 50% of the voting shares which, together with shares previously held by us, represent all of the outstanding voting interest in our subsidiary in Japan, Teijin Cognos Incorporated (TCI). We believed that TCI could serve the Japanese market as a wholly owned subsidiary. We have always consolidated the results of TCI as we have had effective control over TCI. The former shareholders of TCI received approximately $2.2 million in cash upon completion of the purchase. We also paid Teijin Limited the accumulated minority interest in TCI of approximately $1.5 million in fiscal 2003. We have also agreed to pay additional consideration at each period end for the next eight quarters, based on the net revenue of TCI. This additional purchase price has not been recorded as it cannot be reasonably estimated. The purchase of TCI did not involve the purchase of any in-process research and development. The acquisition was accounted for using the purchase method. The results of operations of TCI are already consolidated, and thus pro forma information has not been provided. Goodwill recorded as a result of this transaction will not be amortized in accordance with SFAS 142 but will be tested for impairment as of March 1, 2002.

Fiscal 2001.    During the second quarter of fiscal 2001, we acquired Powerteam OY, our distributor in Finland. The agreement stipulated that the shareholders of Powerteam OY would receive approximately $2.3 million in cash in the two years subsequent to the date of acquisition and could also receive additional cash payments not to exceed $500,000 in the three years subsequent to acquisition. We have paid $2.1 million of the amount due to shareholders and will pay $185,000 in fiscal 2003. We have paid $76,000 towards the contingent amount and could also pay cash payments not to exceed $210,000 in fiscal 2003. The acquisition of Powerteam OY did not involve the purchase of acquired in-process technology. We have conditioned a portion of the overall consideration on the continued employment by us of certain employees. Under generally accepted accounting principles these amounts are accounted for as compensation rather than as a component of the purchase price.

During the third quarter of fiscal 2001, we acquired NoticeCast Software Ltd., based in Twickenham, United Kingdom. NoticeCast’s Enterprise Event Management Software monitors business processes and delivers timely business intelligence notifications to business users across the enterprise via email on their personal computer, hand-held or wireless device. The agreement stipulated that the shareholders of NoticeCast Software Ltd. would receive approximately $9.0 million in cash on closing and would receive 148,468 shares of our common stock valued at approximately $4.8 million. We are holding the shares in escrow and they will be released on the second anniversary of the closing of the transaction. For valuation purposes, the shares were appropriately discounted.

At the time of acquisition, the NoticeCast product required integration with our platform, enhancements to ensure that the scalability of the product would be consistent with the Cognos platform as a whole, and systems testing to ensure predictability of performance. The first Cognos version of the software was made available coincident with the Cognos Series 7 release during fiscal 2002. At the time of acquisition, we estimated that development efforts to complete this version of the software would cost approximately $4 million.

For the acquisition of NoticeCast, the fair value of NoticeCast’s one in-process research and technology project, emPower, was assessed by independent business valuators at $3.0 million. In the opinion of management and the appraiser, the acquired in-process research and development had not yet reached technological feasibility and had no alternative future uses. Accordingly, we recorded a special charge of $3.0 million (or $0.03 per share on a diluted basis) in the third quarter ended November 30, 2000 to write off the in-process technology. The valuators used the income forecast method, with the percentage completion approach to value the acquired in-process research and development. The adjusted discount rate applied by the valuators to the project’s cash flows was 35%. We believe that emPower was approximately 40% complete at the time of purchase. Cash inflows from this project commenced in fiscal 2002.

With the integration of the NoticeCast technology into the Cognos solution, the average price of our products was expected to increase slightly. However, we have not experienced, and we do not expect, a material impact from the integration of this project on the margin rates experienced historically.

The risks and uncertainties associated with completing the development of the project at the time of acquisition were as follows:

•	We might be unable to integrate the project with our platform on a timely basis.

•	We might be unable to scale the project to align it with our platform.

•	We might be unable to complete testing on a timely basis.

•	Testing of the project may show that predictability of performance is not in line with our quality standards.

If the project was not completed on schedule, our competition could have introduced similar products before us. This could have resulted in a decline in our sales or a loss of market acceptance of our products.

Also during the third quarter of fiscal 2001, we completed the acquisition of Johnson & Michaels, Inc. (JAMI), a leading provider of business intelligence consulting services. The agreement stipulated that the shareholders of JAMI would receive total cash consideration of approximately $3.9 million over three years and 104,230 shares of our common stock valued at $4.3 million over the same period. Approximately $2.3 million has been paid and 60,583 shares have been issued; we held the remaining shares, all of which were issued, in escrow for release on the first (33%), second (33%), and third (34%) anniversaries of the closing of the transaction. We have conditioned a portion of the overall consideration on the continued tenure of certain employees. Under U.S. GAAP, these amounts are accounted for as compensation rather than as a component of the purchase price. The deferred shares, valued at $2.7 million, are accounted for as an offset to capital stock. The acquisition of JAMI did not involve the purchase of acquired in-process technology.

Fiscal 2000.    During fiscal 2000, we completed two acquisitions. Neither the acquisition of Information Tools AG nor the acquisition of the minority interest in Cognos Far East Pte Limited involved the purchase of acquired in-process technology.

We acquired Information Tools AG, our distributor in Switzerland. The agreement stipulated that the shareholders of Information Tools AG were to receive total consideration of approximately $657,000, of which $458,000 was received in cash during fiscal 2000. The remainder of the consideration ($199,000) was payable equally on the first and second anniversaries of the closing of the transaction. An amount, not to exceed $500,000, could also be paid in contingent consideration. Of all those amounts, approximately $60,000 was paid in fiscal 2002 relating to fiscal 2001 results and approximately $120,000 was paid in fiscal 2001 relating to fiscal 2000 results. Approximately $235,000 was paid in fiscal 2003 based on 2002 operating results. We have conditioned a portion of the overall consideration on the continued tenure of certain employees. Under U.S. GAAP, these amounts are accounted for as compensation rather than as a component of the purchase price.

We also purchased the entire outstanding minority interest in our subsidiary in Singapore, Cognos Far East Pte Limited. The former minority shareholders of Cognos Far East Pte Limited received approximately $1.7 million in cash upon completion of the purchase. No further consideration is due to the former minority shareholders of the subsidiary.

Special Charges.

Business Restructuring Charge.    During the quarter ended May 31, 2001, we implemented a restructuring plan to align our cost structure and operations to the prevailing economic environment, resulting in a pre-tax business restructuring charge to earnings of $12.8 million. Business restructuring charges primarily related to involuntary employee separations for approximately 300 employees, as well as asset write-downs, and accruals for net costs of abandoning leases and related write-down of leasehold improvements. The employee separations impacted all functional groups and geographic regions.

Cost savings as a result of the restructuring plan affect compensation, amortization, and lease expenses. This decrease in costs primarily impacts selling, general, and administrative expense and research and development expense. The expense reductions took effect in the second quarter of fiscal 2002.

Cash outlays of $8.2 million and fixed asset write-offs of $1.6 million related to the restructuring activities were charged against the accrual in fiscal 2002. In the fourth quarter of fiscal 2002, $2.6 million of the original accrual was reversed into income. The reversal was the result of revisions to prior cost assumptions including: reduced lease termination expenses due to our ability to sublease a number of closed sales offices, reversal of amounts accrued for salary and benefits as favorable arbitration rulings were pronounced, refinement of salary continuance amounts based on actual outcomes, and a reduction in expected individual outplacement costs as many individuals either refused the services or more affordable group alternatives were found. The balance of the charge will be paid early in fiscal 2003.

Patent Litigation Settlement.    On May 5, 2000, an action was filed in the United States District Court for the Northern District of California against us by Business Objects S.A., for alleged patent infringement. The complaint alleged that our Impromptu product infringes Business Objects’ United States Patent No. 5,555,403 entitled “Relational Database Access System using Semantically Dynamic Objects” (the “ ‘403 Patent”). Although we have denied and continue to deny all claims asserted in the action, on May 24, 2002, we reached an agreement to settle that action. Under the terms of the settlement agreement between us and Business Objects, Business Objects has agreed to release us from liability for any infringement of the ‘403 Patent (and any amendments or related patents) and to effect that release, has granted us a license under the ‘403 Patent for the term of that patent or any amendments or related patents. Each party also agreed to release the other from all claims, liabilities, costs or expenses that either party holds against the other, on account of actions taken prior to the effective date. Each party has also entered into a covenant not to sue or assert any claim against the other for infringement of any patents for a period of five years from the effective date. As consideration for the settlement agreement, we have agreed to pay Business Objects the sum of $24.0 million in the following installments: $10.0 million on or before June 10, 2002 (which has been paid), and $1.75 million every quarter for the next eight quarters commencing on July 1, 2002 (the first quarterly installment of which was paid on July 1, 2002). We have recorded a special charge of $23.2 million, in fiscal 2002, representing the present value of this payment stream discounted using an interest rate of 6%, in accordance with SFAS No. 5, Accounting for Contingencies. The remaining balance of $769,000 represents the interest to be recognized over the payment term. The after-tax effect of this charge is $16.8 million. The principal amount is recorded in accrued charges and long-term liabilities on the balance sheet.

Interest Income and Expense.    Interest income was earned on our cash, cash equivalents, and short-term investments and interest expense related primarily to interest incurred on various transactions occurring throughout the year. Net interest income was $8.4 million, $11.6 million, and $6.7 million in fiscal 2002, 2001, and 2000, respectively. The decrease during fiscal 2002 was the result of a decrease in the average effective interest rates earned on investments offset by an increase in the average size of the investment portfolio. This decrease was amplified by the impact of unfavorable exchange rate fluctuations. The increase in fiscal 2001 was the result of an increase in the average size of the investment portfolio, and an increase in the average effective interest rates earned on investments. This increase was offset slightly by the impact of unfavorable exchange rate fluctuations.

Tax Expense.    Our tax rate is affected by the relative profitability of our operations in various geographic regions. In fiscal 2002, we recorded an income tax provision of $8.8 million on $28.2 million of pre-tax income, representing an effective income tax rate of 31%. In fiscal 2001, we recorded an income tax provision of $27.1 million on $91.3 million of pre-tax income, representing an effective income tax rate of 30%. In fiscal 2000, we recorded an income tax provision of $22.9 million on $81.7 million of pre-tax income. This tax expense represented an effective income tax rate of 28% for the year.

Liquidity and Capital Resources

As of February 28, 2002, we held $314.5 million in cash, cash equivalents, and short-term investments, an increase of $80.0 million from February 28, 2001. This increase was a result both of operating profits for the year of $19.8 million and a substantial decrease in accounts receivable as we increased our billing and collection efforts. In addition, we have arranged an unsecured credit facility that includes an operating line and foreign exchange conversion facilities. The operating line permits us to borrow funds or issue letters of credit or guarantee up to Cdn$15.0 (U.S.$9.3) million, subject to certain covenants. As of February 28, 2002 and 2001, there were no direct borrowings under this operating line. As discussed further below, we have foreign exchange conversion facilities that allow us to hold foreign exchange contracts of approximately Cdn$130.0 (U.S.$81.0) million outstanding at any one time.

As of February 28, 2002, we had a total of $9.1 million of long-term liabilities, an increase of $7.6 million from February 28, 2001. The increase was the result of the long-term portion of the patent litigation settlement. As of February 28, 2002, working capital was $227.6 million, an increase of $29.9 million from February 28, 2001, primarily because of higher levels of cash, cash equivalents, and short-term investments which were partially offset by a decrease in accounts receivable and increases in accrued charges and deferred revenue. During fiscal 2002 we used $29.0 million in cash for share repurchases and $2.2 million for acquisitions.

We do not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment, and vehicles. In accordance with U.S. GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet, as the terms of the leases do not meet the thresholds for capitalization. Annual payments on these leases are approximately $16.0 million. These amounts are disclosed in Note 6 of the Notes to the Consolidated Financial Statements.

Cash provided by operating activities (after changes in non-cash working capital items) for fiscal 2002 was $103.7 million, an increase of $4.7 million compared to fiscal 2001. This fluctuation was due to a net decrease in non-cash working capital items as compared to fiscal 2001. This was offset by a decrease in net income after adjustments for depreciation, amortization, and other non-cash items.

Cash used in investing activities was $20.0 million for fiscal 2002, a decrease in investment of $99.2 million compared to the prior fiscal year. The majority of the fluctuation stems from a decrease in net investment in short-term investments and decreases in fixed asset additions and acquisition costs. In fiscal 2002, we spent $5.2 million related to the activity in short-term investments compared to $56.6 million (both net of maturities) in fiscal 2001. In addition, we spent $2.2 million in fiscal 2002 on acquisitions, compared to $11.4 million in fiscal 2001. (See Note 5 of the Notes to the Consolidated Financial Statements.) The decrease in fixed asset additions was primarily the result of the construction, during fiscal 2001, of a second building on the site of our corporate headquarters in Ottawa and a reduction in spending in fiscal 2002 due to the weakened economic environment prevalent through the majority of the year. We invested approximately $17.8 million during fiscal 2001 in the expansion of our headquarters. This headquarter expansion was substantially complete in December 2000 and the building was fully occupied by the end of fiscal 2001. No costs relating to the construction of our headquarters were incurred in fiscal 2002.

Cash used in financing activities was $5.1 million for fiscal 2002, compared to cash provided by financing activities of $4.5 million during fiscal 2001. Our financing activities for both fiscal years involved the repurchase of our own shares in the open market, and the issuance of shares pursuant to our stock purchase plan and the exercise of stock options. Relating to financing activities, we issued 1,436,000 common shares for consideration of $15.1 million during fiscal 2002, compared to 1,889,000 common shares for consideration of $20.6 million during fiscal 2001. The issuance of shares in both periods was pursuant to our stock purchase plan and the exercise of stock options by employees, officers, and directors. During fiscal 2002 we repurchased 1,616,000 shares at a cost of $29.0 million, compared to 580,000 shares at a cost of $14.0 million in fiscal 2001.

The share repurchases made in the past two fiscal years were part of distinct open market share repurchase programs through The Nasdaq National Market. The share repurchases made in fiscal 2002 were part of two open market share repurchase programs. The program adopted in October 2000 expired on October 8, 2001. Under this program we repurchased 1,344,500 of our shares for $24.9 million including repurchases of 816,000 shares for $12.9 million in fiscal 2002; all repurchased shares were cancelled. In October 2001, we adopted a new program that enables us to purchase up to 4,400,943 common shares (not more than 5% of those issued and outstanding) between October 9, 2001 and October 8, 2002. Under the current program we have repurchased 800,257 shares for $16.1 million during fiscal 2002; all repurchased shares were cancelled. This program does not commit us to make any share repurchases. Purchases will be made on The Nasdaq National Market or the Toronto Stock Exchange at prevailing open market prices and paid out of general corporate funds. All repurchased shares will be cancelled.

Our policy with respect to foreign currency exposure is to manage our financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. To achieve this objective, we enter into foreign exchange forward contracts to hedge portions of the net investment in our various subsidiaries. Typically these contracts are between the United States dollar, the euro, the British pound, the Swiss franc, the Japanese yen, and the Australian dollar. We enter into these foreign exchange forward contracts with major Canadian chartered banks, and therefore we do not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts. As of February 28, 2002, we had foreign exchange forward contracts, with maturity dates ranging from March 28, 2002 to July 25, 2002, to exchange various foreign currencies in the amount of $18.7 million.

We have never declared or paid any cash dividends on our common shares. Our current policy is to retain our earnings to finance expansion and to develop, license, and acquire new software products, and to otherwise reinvest in Cognos.

We believe that our current cash, cash equivalents, and short-term investments balance and funds generated from operations, if any, will be adequate to finance operations and meet any capital requirements through fiscal 2003.

Inflation has not had a significant impact on our results of operations.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each of the eight quarters completed as of February 28, 2002.

	Three Months Ended
	May 31, 2000	Aug. 31, 2000	Nov. 30, 2000	Feb. 28, 2001	May 31, 2001	Aug. 31, 2001	Nov. 30, 2001	Feb. 28, 2002
	(in thousands)
Statements of Income:
Revenue
Product license	$56,733	$61,485	$64,832	$79,716	$43,104	$50,617	$59,114	$75,420
Product support	33,283	35,692	37,635	40,979	41,843	42,584	44,578	46,631
Services	18,682	21,036	22,171	23,408	23,069	23,112	20,489	20,741

Total revenue	$108,698	$118,213	$124,638	$144,103	$108,016	$116,313	$124,181	$142,792

Operating expenses
Cost of product license	1,729	1,713	1,925	1,948	1,106	962	847	694
Cost of product support	4,274	4,071	4,551	4,924	4,294	3,862	3,825	4,595
Selling, general, and administrative	72,625	75,931	81,339	90,640	88,873	85,311	84,943	84,149
Research and development	15,854	16,507	16,854	18,049	19,422	18,423	17,579	19,190
Acquired in-process technology	—	—	3,000	—	—	—	—	—
Special charges	—	—	—	—	12,798	—	—	20,642

Total operating expenses	$94,482	$98,222	$107,669	$115,561	$126,493	$108,558	$107,194	$129,270

Operating income	$14,216	$19,991	$16,969	$28,542	$(18,477)	$7,755	$16,987	$13,522
Interest expense	(154)	(156)	(230)	(246)	(84)	(85)	(88)	(283)
Interest income	2,582	3,097	3,355	3,352	2,812	2,408	1,947	1,755

Income (loss) before taxes	$16,644	$22,932	$20,094	$31,648	$(15,749)	$10,078	$18,846	$14,994
Income tax provision (benefit)	4,660	6,421	6,467	9,510	(4,647)	2,974	5,560	4,874

Net income	$11,984	$16,511	$13,627	$22,138	$(11,102)	$7,104	$13,286	$10,120

As a Percentage of Revenue:
Revenue
Product license	52.2%	52.0%	52.0%	55.3%	39.9%	43.5%	47.6%	52.8%
Product support	30.6	30.2	30.2	28.5	38.7	36.6	35.9	32.7
Services	17.2	17.8	17.8	16.2	21.4	19.9	16.5	14.5

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Operating expenses
Cost of product license	1.6	1.5	1.5	1.4	1.0	0.8	0.7	0.5
Cost of product support	3.9	3.4	3.7	3.4	4.0	3.3	3.1	3.2
Selling, general and administrative	66.8	64.2	65.3	62.9	82.3	73.4	68.3	58.9
Research and development	14.6	14.0	13.5	12.5	18.0	15.8	14.2	13.4
Acquired in-process technology	—	—	2.4	—	—	—	—	—
Special charges	—	—	—	—	11.8	—	—	14.5

Total operating expenses	86.9%	83.1%	86.4%	80.2%	117.1%	93.3%	86.3%	90.5%

Operating income	13.1	16.9	13.6	19.8	(17.1)	6.7	13.7	9.5
Interest expense	(0.2)	(0.1)	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.2)
Interest income	2.4	2.6	2.7	2.4	2.6	2.1	1.6	1.2

Income before taxes	15.3%	19.4%	16.1%	22.0%	(14.6)%	8.7%	15.2%	10.5%
Income tax provision	4.3	5.4	5.2	6.6	(4.3)	2.6	4.5	3.4

Net income	11.0%	14.0%	10.9%	15.4%	(10.3)%	6.1%	10.7%	7.1%

RECENT DEVELOPMENTS

Recent Financial Results

On July 10, 2002, we filed our quarterly report on Form 10-Q for the three months ended May 31, 2002, containing our unaudited financial results for that quarter, which is incorporated by reference into this prospectus. The following tables present selected information from that report.

Consolidated Statements of Income
(in thousands, except per share data)

	Three Months Ended May 31,
	2001		2002
	(Unaudited)

Revenue
Product license	$43,104		$49,835
Product support	41,843		48,179
Services	23,069		22,116

Total revenue	$108,016		$120,130

Operating expenses
Cost of product license	1,106		734
Cost of product support	4,294		4,413
Selling, general, and administrative	88,873		82,265
Research and development	19,422		19,698
Special charges	12,798		–

Total operating expenses	$126,493		$107,110

Operating income (loss)	$(18,477)		$13,020
Interest expense	(84)		(46)
Interest income	2,812		1,601

Income (loss) before taxes	$(15,749)		$14,575
Income tax provision (benefit)	(4,647)		4,664

Net income (loss)	$(11,102)		$9,911

Net income (loss) per share
Basic	$(0.13)		$0.11

Diluted	$(0.13	)(1)	$0.11

Weighted average number of shares (000s)
Basic	88,023		88,000

Diluted	88,023	(1)	91,531

(1)	Conversion of stock options would be antidilutive as a result of net losses and therefore are not included in the calculation of fully diluted earnings per share.

Consolidated Balance Sheets
(in thousands)

	February 28, 2002	May 31, 2002
		(Unaudited)

Assets
Current assets
Cash and cash equivalents	$192,900	$281,030
Short-term investments	121,629	57,229
Accounts receivable	114,059	80,210
Inventories	537	791
Prepaid expenses	6,765	7,126
Deferred tax assets	6,404	6,279

	$442,294	$432,665
Fixed assets	59,008	61,914
Goodwill	15,230	15,270
Intangible assets	5,620	4,743

	$522,152	$514,592

Liabilities
Current liabilities
Accounts payable	$26,387	$20,474
Accrued charges	34,210	33,069
Salaries, commissions, and related items	37,453	33,457
Income taxes payable	6,167	3,377
Deferred revenue	110,504	109,217

	$214,721	$199,594
Long-term liabilities	9,131	9,192
Deferred income taxes	3,127	2,900

	$226,979	$211,686

Stockholders’ Equity
Capital stock
Common shares (May 31, 2002 – 87,904,533; February 28, 2002 – 87,997,220)	151,637	154,910
Retained earnings	158,762	159,358
Accumulated other comprehensive income	(15,226)	(11,362)

	$295,173	$302,906

	$522,152	$514,592

First quarter revenues were $120.1 million, which represents an increase of 11.2% over fiscal 2002 first quarter revenue of $108.0 million. Product license revenue for the first quarter of fiscal 2003 was 41.5% of total revenue, compared to 39.9% of total revenue for the first quarter of the prior fiscal year. This represents an increase of 15.6% in product license revenue over fiscal 2002 first quarter product license revenue. We had net income of $9.9 million, or $0.11 per share, in the first quarter of fiscal 2003, compared to a net loss of $11.1 million, or $0.13 per share, in the first quarter of the prior fiscal year.

BUSINESS

Overview

Cognos is a leading global provider of business intelligence software. Our solution helps improve business performance by enabling effective decision-making at all levels of the organization through the consistent reporting and analysis of data derived from various sources. Using our software, customers can gain valuable insights that can be used to improve operational effectiveness, enhance customer satisfaction, accelerate corporate response times and, ultimately, increase revenues and profits. Our integrated solution consists of our suite of business intelligence components, analytical applications and performance management applications. In January 2002, we released Cognos Series 7, the latest integrated version of our suite of business intelligence components. In June 2002, we released Cognos Finance 6.0, a budgeting, consolidation, planning and forecasting solution.

Our customers can strategically apply our software solution across the extended enterprise to address their need for corporate performance management (CPM). By allowing timely analysis of data from disparate systems, CPM enables organizations to measure execution against business strategy to ensure the two are aligned at all levels. Our solution for CPM allows users to effectively manage the full business cycle with planning, budgeting, reporting, analysis and scorecarding products.

Our integrated solution provides a scalable and secure Web-based environment that is easy to use and deploy across the extended enterprise, which includes the organization, its customers, suppliers and partners. The component-based nature of our software allows customers to purchase functionality that fits their particular needs and allows them to easily expand their capabilities as required.

We focus on developing direct relationships with Global 2000 companies and large public sector organizations. Our direct sales force generated approximately 70% of our software license revenue for our fiscal year ended February 28, 2002. We currently have 51 sales offices in 17 countries. In addition, we offer our customers a broad range of support and consulting services aimed at providing the highest level of customer satisfaction.

We have an extensive and expanding global customer base with over 19,000 customers located in more than 120 countries. Our customers include companies such as AT&T, BMW, DaimlerChrysler, Dollar Rent A Car, Hydro-Québec, Mattel, McDonald’s Restaurants Canada, Murphy Oil and the U.S. Coast Guard. In fiscal 2002, we had total revenue of $491.3 million, of which approximately 62% was derived from sales in our North America Region, 31% from sales in our Europe Region, and 7% from sales in our Asia/Pacific Region.

Industry Background

Over the last decade, organizations have invested heavily in software applications to automate the processing of the large number of transactions required to run their operations and manage their businesses. During the 1990s, organizations implemented enterprise resource planning (ERP) systems from various vendors as well as internally developed solutions. Since the late 1990s, organizations have been supplementing their ERP systems with applications for customer relationship management (CRM), supply chain management (SCM) and applications for conducting business over the internet. The widespread implementation of enterprise applications has allowed organizations to create and store massive amounts of data. This data contains valuable information about customers, suppliers, products, and operations and, when accessed and analyzed consistently in a timely manner, can provide organizations with a significant competitive advantage.

Business intelligence software evolved alongside the automation of business processes. Initially, business intelligence software was used to create management reports of accounts receivable,

accounts payable and other financial and operational metrics. This evolved into departmental implementations of business intelligence solutions that allow users to access information from multiple systems implemented in the same department. Today, organizations are seeking business intelligence solutions that can be deployed across the extended enterprise to allow users to access and analyze data created by numerous process automation systems. Organizations are also increasingly seeking to reduce the time and effort required to realize competitive advantages from business intelligence and to introduce more effective decision making into their operational processes. The analytical applications market is developing to address this need.

Business intelligence is a large and growing market. In June 2002, International Data Corporation, or IDC, estimated that the combined worldwide market for business intelligence tools, representing license and maintenance revenues, will grow from approximately $3.8 billion in 2001 to approximately $7.5 billion in 2006, representing a compound annual growth rate of approximately 15%. This growth is expected to be driven by the increasing amounts of corporate data, the growth in number and type of users, and need for corporations to react quickly in a highly competitive and challenging business environment.

To meet the needs of today’s extended enterprise, business intelligence solutions must satisfy an expanded set of business and technology requirements.

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Recent business challenges such as the uncertain economic environment and high-profile corporate failures have increased executive focus on understanding and managing corporate performance. To address the growing need for CPM, solutions must combine business intelligence with performance management methodologies (such as scorecarding) and management processes (such as planning and budgeting).

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As organizations increasingly seek to share information with their customers, suppliers and partners, business intelligence solutions must not only combine and analyze data from disparate systems made by multiple vendors within the enterprise, but also provide scalability, security and ease of deployment throughout the extended enterprise.

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Customers want solutions that address a specific need and that will not present future integration challenges, which requires solutions to be not only broad enough to meet current and future needs, but also to be modular so that only the required components need be initially purchased.

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As the penetration of business intelligence solutions throughout the organization increases, solutions must provide a consistent basis for decisions across the organization and provide for rapid adaptation to changing business conditions.

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In today’s environment of constrained information technology (IT) spending, organizations are looking for solutions with proven returns on investment (ROI), short implementation times and pre-packaged functionality.

The Cognos Solution

Our software solution is well positioned to meet the broad business challenges faced by organizations in a variety of industries. The key benefits of our solution are:

Complete, Integrated Solution for CPM.    We believe that we provide the only complete, integrated solution that is capable of addressing the needs of large organizations for corporate performance management. Our solution for CPM allows users to effectively manage the full business cycle with planning, budgeting, reporting, analysis and scorecarding products. We offer performance management applications designed for cross-functional use, including scorecarding, planning and budgeting. We offer analytical applications for line of business analysis and reporting. In addition, we offer business intelligence components, including reporting, analysis, visualization and event management. Our solution provides the functionality required for effective CPM in one integrated, Web-centric and scalable environment.

Meets the Demands of the Extended Enterprise.    Our software meets the needs of large enterprises that require a scalable and easily deployable solution with centralized control. Our solution uses a highly-scalable, Web-based architecture that we believe supports more connected users with less load on server and computing resources than our nearest competitor. Additionally, our portal and centralized security and administration components ensure that each user’s view can be remotely customized and controlled. Because our solution is comprised of Web server-based components and has the ease-of-use associated with a Web-based user interface, it can be quickly and easily deployed to many users with relatively low training costs. Unlike many of our competitors’ products, our solution does not require software programs (e.g., Java applets or browser plug-ins) to be installed on the end-user’s computer, which many large corporations do not permit for extended enterprise applications because of security concerns.

Component-Based Approach Provides Flexibility and Breadth.    The component-based nature of our software allows customers to purchase functionality that fits their particular needs and allows them to easily expand their capabilities as required. Each of our components provides functionality that is highly competitive with comparable stand-alone components offered by other vendors and together comprise a broad integrated solution. We believe that our solution is superior to any other currently available integrated solution, or any solution assembled from components offered by multiple vendors. Because our software contains an extensive set of integrated components, including ETL functionality for building analytical data warehouses, in addition to reporting, analysis, event management, visualization, scorecarding, planning and budgeting, it provides flexibility to our customers to address a broad range of business issues. This flexibility helps our installed customer base to move quickly from a departmental business intelligence focus to an enterprise-wide approach to performance management.

Centralized Business Rules Provide Consistency and Adaptability.    Our solution establishes one set of business rules and definitions that is shared by all users throughout the extended enterprise. One of the major limitations of many other existing business intelligence tools is that they are not able to provide a consistent, enterprise-wide view of data. Unlike these products, our integrated solution ensures a common context throughout the business for interpreting the data and making consistent decisions based on this shared information. This approach enables rapid and cost-effective adaptation to changing business conditions because adjustments that are made to centralized models are automatically applied to the entire network of reports and analysis. Without centralized business rules and definitions, developments in the business environment can require costly and time-consuming changes to thousands of reports.

Best Practices Deliver Rapid Return on Investment.    Our solution employs best practices, which are proven strategies for design and implementation, derived from over a decade of experience and collaboration with industry experts and customers. Our customers are able to quickly implement solutions that contain a highly effective mix of information value, security and personalization, often resulting in a rapid return on investment. Individual applications of our business intelligence solution can be deployed on average within 30 to 90 days depending upon complexity.

Strategy

Our mission is to make our customers the world’s most effective organizations. In order to accomplish this, we intend to capitalize on our market leadership position to become the leading strategic supplier of business intelligence solutions for corporate performance management. We intend to achieve this objective by executing the following strategies:

Increase our Presence in the Market for Corporate Performance Management.    We intend to expand our market and increase market share by providing a business intelligence solution to our customers that meets their strategic requirement for corporate performance management. We believe that the use of business intelligence to effectively manage corporate performance presents a significant market opportunity. As enterprises continue to strive for competitive advantage in an environment of accelerating business processes, they will need CPM solutions to measure execution against business strategy to ensure the two are aligned at all levels of the organization. We believe that our CPM solution will be highly attractive to large global companies and will lead both to initial sales of business intelligence and analytical applications components as well as strategic enterprise sales of our complete CPM solution.

Maintain our Focus on Enterprise-Wide Deployments.    We believe that large organizations will continue to represent the largest segment of consumers of business intelligence solutions. Our goal is to become an organization’s primary business intelligence provider. We intend to achieve that goal by employing a three-phase customer approach, with dedicated sales, marketing and services techniques to assist large-enterprise deployments. The first phase is tailored to ensure that initial deployments are successful and is aimed at delivering a rapid return on investment for the customer. The second phase is designed to expand the use of our solution throughout the organization either by deploying our software to new departments or adding additional users or new applications to the initial deployment. The third phase entails developing a close working partnership with customers who have made large investments in enterprise-wide deployments to ensure those customers continue to maximize the benefits they can derive from our solutions.

Expand our Presence in the Analytical Applications Market.    We intend to enhance our product offering by expanding our presence in the analytical applications market. We currently have operationally-oriented analytical applications for reporting and analysis in the areas of finance, sales, procurement and inventory. Our objective is to expand our portfolio of integrated next-generation analytical applications to enable enterprises to have a more complete analytical view of their entire business performance. We intend to extend our analytical applications offering by enabling partners to customize and extend our analytical applications foundation to address specialized markets.

Continuously Develop our Solution to Address Emerging Technologies.    As computing trends change and new technologies emerge, we will continue to provide solutions to further coordinate decision-making and action across the extended enterprise. For example, we believe that over the next few years, a significant amount of the information consumed by our customers will be accessed using wireless devices. In January 2002 as part of our Cognos Series 7 release, we delivered our new event management technology that delivers business intelligence information to personal computers and wireless devices via email. In June 2002, we released Cognos Finance 6.0 which provides organizations with an integrated environment with web-based access to financial analysis and budgeting tools. In addition, we intend to continue to enhance our Web services capabilities with updated components designed for interoperability with other applications and other means of information delivery. Through acquisitions, the formation of strategic alliances and our own in-house research and development, we intend to remain at the forefront of emerging technologies as they relate to business intelligence.

Continue to Focus on Direct Relationships with Customers.    We remain committed to having a global and productive direct sales force that focuses on developing direct relationships with Global 2000 companies and large public sector organizations. We believe that a seasoned direct sales force is imperative in the era of enterprise-wide deployments. Currently, 70% of our sales are attributable to our direct sales force, and we will strive to increase our revenue from our direct sales channel in the future through enhanced productivity and increased staffing. We are also focused on strengthening our geographic presence by expanding our direct sales force to include markets previously serviced by local distributors. We offer our customers a broad range of consulting and support services aimed at providing the highest level of customer satisfaction. As part of this commitment, our enterprise practice managers will work with large customers to ensure that optimal application and deployment strategies are put in place and that customers can make maximum use of our existing and emerging products and services.

Broaden our Market Coverage through Increased Brand Awareness and Partner Focus.    We are investing in marketing programs designed to establish stronger brand awareness for Cognos among senior management of Global 2000 companies, as well as other business and industry leaders. We are also seeking to establish new, and strengthen our current, business and marketing relationships with strategic partners, such as major consulting and technology companies. For example, we have been selected as the preferred business intelligence solution for PwC Consulting’s global iAnalytics program, which they have designed to create an integrated analytical view of an entire enterprise.

Products

Our integrated solution consists of our suite of business intelligence components, analytical applications and performance management applications. These components are serviced by an enterprise-ready framework for ETL as well as centralized security and administration, modeling and business rules, and a common portal.

Our customers can strategically apply our software solution across the extended enterprise to address their need for CPM. By allowing timely analysis of data from disparate systems across the enterprise, CPM enables organizations to measure execution against business strategy to ensure the two are aligned at all levels. Our solution for CPM allows users to effectively manage the full business cycle with planning, budgeting, reporting, analysis and scorecarding products.

Business Intelligence Components

Our business intelligence solution is comprised of highly-scalable component-based software that facilitates all business intelligence activities, including reporting, query, analysis, visualization and event management across the extended enterprise. In January 2002, we released Cognos Series 7, the latest integrated version of our suite of business intelligence components. Our business intelligence components are based on proprietary applications which offer:

Reporting.    Our reporting component is Impromptu Web Reports. Customers can author, manage and broadcast sales results, inventory figures, financial updates and other regularly scheduled reports that are distributed to a large Web-based community of users. Reports can be rendered and viewed by users in a variety of outputs, such as CSV, Excel or Adobe PDF files.

Query.    Our query component, Cognos Query, presents users with a simple view of various databases, allowing them to quickly and easily navigate corporate data. This engine allows users to run predefined queries or build ad hoc queries. The software uses hyperlinks to allow users to jump from query to query to see related information, such as customer details, sales orders or detailed records.

Analysis.    Our analysis component is Cognos PowerPlay, which delivers on-line analytical process (OLAP) reporting and analysis. Users can perform their own ad hoc analysis by investigating, in any combination and at any level, the critical success factors that drive their business. PowerPlay’s single application component architecture allows organizations to deploy and manage on-line analytical processes from a central point of control. Through the Web, Windows or Excel, users are able to access multidimensional data and use PowerPlay for analysis and reporting. Users can manipulate information by “drilling down” through layers of summary information in successively greater levels of detail and can present the information in multiple graphical displays.

Visualization.    With Cognos Visualizer, our visualization component, users can see complex business relationships and the interplay between factors that drive a company’s business. This Web-based component delivers advanced visualization graphics, animation, mapping and scorecarding through multi-metric dashboards, all fully-integrated with our analysis and reporting components.

Event Management.    Our event management component is Cognos NoticeCast. Cognos NoticeCast can monitor changes to time critical content and then send an email notification to users on their cell phone, personal digital assistant, or PDA, or other wireless device. Users can define alert criteria themselves to monitor events such as changes in key performance indicators and operational data, and updates to reports. Along with the notification, users receive business intelligence content that gives context to decision making.

Analytical Applications

An emerging trend in the market for business intelligence is the growing demand for pre-packaged solutions that shorten time to implementation and results. We have developed our analytical applications as an integrated set of applications to make it easy for customers to combine appropriate capabilities and to deploy them quickly. Our analytical applications are flexible and extendible because they are built upon the foundation of our business intelligence components. Customers are able to change models, create new reports and perform new analyses by using our business intelligence components in conjunction with our analytical applications. These applications reduce the time, effort and cost required for an organization to gain a competitive advantage from business intelligence and can help it realize returns on investment from operational applications such as enterprise resource planning, customer relationship management and supply chain management implementations more quickly.

With our analytical applications, users gain access to their organization’s key information through more than 30 areas of analysis, answers to more than 2,900 critical business questions, over 450 key performance indicators and over 200 reports in six areas of the business: accounts receivable, accounts payable, general ledger, inventory, procurement and sales. These coordinated, departmentally-specific analytical applications allow users to build an enterprise-wide view of their organization incrementally and strategically.

Our analytical applications are based upon our CPM Foundation, which is a data source independent data warehouse model, designed through years of applying our best-practices approach. Our solution is designed to extend the value of a customer’s ERP system, transforming operational data into consistent, reliable information optimized for reporting and analysis. During our fiscal 2002 we continued to invest in R&D activities for our analytical applications, including the release in the fourth quarter of a complete set of our analytical applications for Oracle eBusiness Suite. We also developed additions to our analytical applications for JD Edwards and recently released analytical applications for SAP.

Performance Management Applications

In our solution for CPM, we offer products that address the need for organizations to link reporting and analysis to organizational goals and strategy. These applications span company functions and processes and define the parameters for performance in scorecards, plans and budgets.

Scorecarding.    Using our scorecarding products, users can present key performance indicators in a scorecard or dashboard view. Indicators of the same or different business metrics are aggregated hierarchically using business rules to give users a clear picture of the whole business at each level. In addition, customers can customize the presentation of their scorecards to reflect the needs of the individual user and the organization.

Planning and Budgeting.    Cognos Finance is a complete financial analytical applications suite that delivers a unified financial view of the entire organization, combining budgeting, planning, forecasting, closings, and financial reporting into one comprehensive and easy-to-use system. Cognos Finance delivers business modeling capabilities that help customers to quantify and project future corporate performance. The planning module encompasses these planning requirements:

•	flexible modeling for a variety of financial and non-financial planning based on business measures, ratios, and sophisticated calculations under the control of financial planners;

•	collaboration to extend the planning process across the organization, with business managers controlling their own business plans in the context of an overall corporate plan; and

•	data interaction, so that users can analyze data and change model parameters in any way, including top-down analysis or using back-solve calculations, which fill in values to arrive at a set total.

Cognos Finance also enables business managers to collaborate to define the scope of their budget, including restructuring and re-organizing, using zero-based budgeting or providing a starting point based on the previous year’s trends, as well as providing up-to-date results. Managers can collaborate and delegate budgeting details to lower-level managers to receive a complete and detailed financial view, making the process of gathering information and distributing it to relevant stakeholders easy to administer. In addition, Cognos Finance integrates up-to-date data with user-supplied forecasts and the overall enterprise plan. Through its consolidation engine, Cognos Finance supports global enterprises by providing a unified view of performance, in multiple currencies, and performs the necessary roll-up and elimination procedures that are part of the consolidation and reporting process.

Enterprise-Ready Framework

We provide a single, common software framework across our business intelligence components, analytical applications and performance management applications to deliver a highly integrated and expandable business intelligence solution. Customers who purchase one of our business intelligence components are also provided with the framework components for modeling and business rules, centralized security and information delivery as integrated parts of their solution. With this framework, our customers can more quickly and easily deploy the server-based capabilities to users. In addition, this approach facilitates a customer’s ability to add new capabilities because additional components can be easily plugged into the existing framework. This flexibility is critical as customers’ requirements change and as we introduce new capabilities to our solution. Our solution’s architecture consists of the following four layers:

•	extraction, transformation and loading (ETL);

•	centralized security and administration;

•	modeling and business rules; and

•	common portal and information delivery.

These layers operate in a seamless, integrated environment due to their common framework. The scalability of the architecture allows organizations to deliver business intelligence applications to a large and broad user community across the extended enterprise.

ETL.    Unlike solutions provided by many other business intelligence vendors, our business intelligence solution has the ability to create and manage an analytical data warehouse from various data sources. Our ETL component, Cognos DecisionStream, is optimized for modeling, transforming and creating high-speed, scalable analytical data warehouses that have embedded knowledge of the business intelligence applications they will serve, thereby enabling faster deployment and user acceptance of these applications. Our ETL components and business intelligence tools work together to ensure that many of the calculations and analytic operations can be performed at the database level, which can dramatically improve response time and network traffic loads. Companies can build analytical data warehouses that span the extended enterprise, ensuring consistency and rapid adoption of changes.

Centralized Security and Administration.    Our security layer spans our business intelligence solution to provide common, centralized security. This layer is delivered by a single component called Access Manager that allows IT managers to manage and maintain user profiles and classes for all servers from a single console. This addresses both authentication, which confirms the user’s identity, and authorization, which determines what information users have the right to view. Access Manager uses open security standards, allowing it to be easily integrated with other enterprise security systems. Additionally, our solution has centralized administration with common utilities for installation, configuration and application deployment.

Modeling and Business Rules.    The modeling layer of our business intelligence solution, Cognos Architect, drives the consistency and adaptability of our solution. This layer ensures that every manager has a common foundation for evaluating business performance and making key business decisions. This layer is designed to present information stored in corporate databases in a consistent format. Each manager can be provided with a personalized view of information, as well as a common view of business performance that permits the rapid coordination of management decisions and actions. In addition, common business rules, calculations and goals, such as the definitions of profitability, cash flow and return on investment, are visible and shared by all users, which ensures that every manager has a consistent view of the business.

Common Portal.    Our portal is delivered through a single component, Cognos Upfront, which can be customized to fit seamlessly in an existing company portal or intranet/extranet environment. For information technology professionals, the portal represents a single point of content delivery and management for users across the extended enterprise. It is designed to ensure that each user views only the content they have authority to access. The portal can be customized to present business intelligence content in a format that is familiar and appropriate to each user. The portal also allows for sharing of information and collaboration among many users.

Application Development Tools

We have a legacy line of products based on application development products marketed under the PowerHouse and Axiant names, which represented approximately 8% of our total revenue for the fiscal year ended February 28, 2002. PowerHouse is an application development environment that enables customers to quickly develop complex business applications. We believe there has been a fundamental shift over the past several years away from application development environments towards packaged solutions. The large majority of organizations now choose to buy their next generation of business systems, rather than attempt to build these corporate applications internally. Our strategy for this mature part of our business is focused on maintaining the product and supporting our existing customers. Product support is the largest source of revenue from these customers, and as a result, we expect to continue to update our application development products to reflect the changing requirements of our customers. We expect our revenue from application development tools to continue to decline as customers focus on the next generation of business intelligence solutions.

Global Customer Services

Support and services are a critical part of our business intelligence solution. We offer a wide variety of packaged and on-demand services to assist our customers with the installation, deployment and effective use of our business intelligence solution. As customers increase the deployment of our products throughout the extended enterprise, we believe that our customers will increasingly demand additional support and services. Growth in our services revenue is highly correlated with increases in our license revenue, and our ability to deliver support and services in a timely and effective manner is a large and expanding part of our complete solution.

We offer our customers a broad range of support and consulting services aimed at providing the highest level of customer satisfaction. These services include:

Product support services.    Product support services consist primarily of implementation resolution, product configurations, documentation and support for product problem resolution. Telephone support and Web-based customer self-service support are key to customer satisfaction and are available worldwide. Our Web-based support service provides our customers with online answers to their product questions, 24 hours a day.

Education.    Customers typically require specific education when they purchase our business intelligence solution. In addition, we believe that customer education helps maximize the potential productivity gains from our products. We provide courses at Cognos education centers and customer sites, live and recorded classes over the internet and computer-based training (CBT). We offer courses on individual components and courses on the entire solution.

Consulting Services.    We offer a variety of consulting services to assist our customers with project planning, architecture design and successful deployment. These service offerings are billed on a daily basis at competitive rates or are provided as pre-packaged services for a particular project or task over a specific time frame. Our consulting services are aimed at guiding our customers through the solution implementation process and coordinating development services, project management, and education. In addition, we have specific consulting services offerings for our largest enterprise customers with on-site enterprise practice management. Our enterprise practice managers work with large customers to ensure that optimal application and deployment strategies are put in place and that customers can make maximum use of our existing and emerging products and services, with the aim of delivering the highest degree of success and return on investment.

Customers

Over 19,000 customers located in more than 120 countries have deployed our business intelligence solution. Our primary target market is Global 2000 companies and large public sector organizations. We also license our products to a broad base of small and medium-size organizations.

Although our software solution is a complete solution for the extended enterprise, our customers typically purchase in stages. The first stage typically involves the purchase of a component of our solution to address a particular departmental requirement. The second stage usually involves purchases by other departments within that organization, often for applications that are closely related to the initial purchase, or purchases of additional components by the same department, or the addition of more users of the initial implementation. In many cases, there are a number of purchases in several departments of an organization before a customer makes the decision to deploy our solution on an enterprise-wide basis. Throughout the sales cycle, we work closely with our customers in the design of new products and the evolution of existing solutions.

We view our large customer base as a significant asset. Because our framework makes it easy for customers to add new capabilities to the established infrastructure, our current customer base represents a significant market for additional business intelligence and analytical application sales. Typically, customers deploy our solution to a limited number of potential users in the first stage, providing significant revenue opportunities for additional sales.

Our solution can be deployed across all industries. Data-intensive businesses, such as financial services, insurance, healthcare and government, as well as industries that are under competitive pressure to continually improve their business processes, such as retail, automotive, consumer packaged goods and other manufacturing companies, have been the leaders in adopting enterprise-wide solutions. No single customer accounted for 10% or more of our total revenue in any of the last three fiscal years.

A representative list of the firms that purchased over $250,000 of our products and services in the last two fiscal years is as follows:

Banking & Financial	Insurance	Healthcare
Services	Allianz AG	Blue Cross Blue Shield
AmeriCredit	Farmers Insurance Group	ConnectiCare
Barclays Private Bank	Metropolitan Life	Dade Behring
Nasdaq	Travelers Indemnity	Humana
The Associates		Premera Blue Cross
UBS AG		Sutter Health
	Government & Education	United Healthcare
City of Albuquerque
Consumer Goods &	Georgetown University
Services	Human Resources &	Telecommunications
Avon	Development Canada	Alltel
Dole Foods	State of Utah	Swisscom
Dollar Rent A Car	U.S. Coast Guard
Mattel
McDonald’s Restaurants Canada		Pharmaceuticals
Toys R Us	Industrial, Electronics &	Abbott Laboratories
	Manufacturing	Amgen
	Bertelsmann	Aventis Pharmaceuticals
Energy & Natural	BMW	BioLab
Resources	Boeing	Boehringer Ingelheim
Allegheny Energy	Cisco Systems	GlaxoSmithKline
British Energy	Corning	Johnson & Johnson
Hydro-Québec	DaimlerChrysler	Novartis
Murphy Oil	Intel	Pfizer
Kerr-McGee	NCR
ONEOK	Schneider Logistics
SCANA	Snap-On	Professional Services
Shell International		Galileo International
Manpower International
Oklahoma Publishing Co.

Case Studies

BMW.    BMW, a leader in the worldwide automotive industry, operated a data storage system which collected a multitude of operational data every day, including parts data, warranty claim data and purchase order data. This data was analyzed to increase the productivity of BMW’s assembly line equipment and improve product quality. However, over time, the volume of this data made conventional analysis very difficult. BMW sought our assistance to help maximize the efficiency of their data warehouse projects and to enable employees to make effective use of this valuable information. We worked with BMW to develop a new data warehouse solution based on business requirements. In addition, we provided BMW with a business intelligence solution to enable user access to the data and facilitate analysis and reporting. With these solutions, BMW employees can use the BMW intranet to access BMW’s data and use our business intelligence software to access and analyze information and generate reports, all in the interests of improving distribution processes, product quality and production efficiency. BMW has improved communications, equipment productivity and performance due to new insights gained into production problems.

Schneider Logistics.    Schneider Logistics, a subsidiary of Schneider National, provides supply chain management services and technology to business partners throughout North America and Europe. Schneider developed in-house software to provide their customers with the ability to quickly see the availability of goods and delivery status. Schneider sought our assistance to maximize the value of their software by applying analytical data to their operational systems. We worked with Schneider to integrate our online analysis, managed reporting, ad hoc query and portal, into their product offering for supply chain management. As a result, Schneider’s customers can now access reports and analyze personalized account information using our zero-footprint extranet solution through an easy-to-use and secure Web browser. Schneider is able to give its customers new insight into the supply chain, allowing them to better plan and better assess individual supplier performance.

Siemens Medical Systems.    Siemens Medical Systems is a leading global supplier of healthcare equipment. Siemens realized that in order to meet contractual obligations that required them to produce service and maintenance reports, they needed a data warehousing solution that provided fast access to data and enabled employees to produce reports quickly and easily. Siemens used existing technology to pull data into an Oracle-based data warehouse and then implemented client server and Web-based PowerPlay and Impromptu from Cognos. Utilizing the company’s intranet, over 300 users in finance, logistics, sales and service access PowerPlay for multidimensional OLAP reporting and Impromptu for standard and ad hoc reporting. This intranet access gives employees the power to produce dozens of important service and maintenance reports, detailing contract revenue, labor and equipment costs, inventory and open service call alerts. Siemens has informed us that within 12 months after implementing our business intelligence solution, they realized more than $1.0 million in savings.

Sales and Marketing

We use an international, multi-tiered channel distribution system to reach customers on a cost–effective basis. We support these channels with an extensive organization of pre-sales and post-sales technical specialists. Our worldwide sales and marketing organizations are managed from our Burlington, Massachusetts location.

Sales Channels

The principal elements of our distribution system are as follows:

Direct Sales.    We use a direct sales force in all major markets as the primary channel for distribution. We believe our quota-carrying direct sales force increases our visibility and market penetration, ensures long-term customer contact and facilitates sales of additional products. As the demand for enterprise-wide business intelligence solutions grows, we intend to increase our targeting of the senior executives of organizations as purchasing decisions for our products are often made at the senior level. We believe that a direct sales force is more effective than third-party sales channels because of the importance executive officers place on relationships when making these purchasing decisions. As of February 28, 2002, we employed approximately 289 sales representatives in 51 sales offices located in 17 countries.

Third Parties.    In order to extend our coverage, we market our products through third-party channels, which include resellers, value-added resellers, OEMs, system integrators and distributors. Examples include:

•	OEMs such as CODA, Geac Solutions, GE Capital Information Solutions, NCR, Peregrine Systems and IBM; and

•	systems integrators such as PwC Consulting, Deloitte Consulting and Accenture.

Telesales.    We use telesales representatives in certain areas to sell products, support and services, primarily to our installed customer base.

We support our sales channels with lead generation and marketing programs, including direct mail, public relations, advertising, telemarketing, Web-based programs, promotional seminars and participation in trade shows and user group meetings.

Marketing and Technology Relationships

Cooperative marketing arrangements with hardware and other software vendors provide us with additional visibility in the marketplace. These relationships permit our sales force to work closely with the sales representatives of these vendors and enable prospective customers to evaluate software applications, services and, in certain instances, hardware together as a complete solution. Our marketing relationships can be classified into three broad categories:

Technology Partners.    Our technology partners consist of industry-leading database, server, OLAP server, internet, enterprise application and connectivity technology companies, including IBM, Microsoft, Teradata, a division of NCR, and Oracle. We partner with these companies to ensure that our solution is compatible with their products.

Solutions Partners.    Our solutions partners consist of third-party resellers, such as certified resellers, OEMs, value-added resellers and geographic distributors, including: Geac Solutions, Peregrine Systems, Onyx and IBM. These solutions partners combine their applications and business expertise with our products in order to market a more customized solution.

Services Partners.    Our services partners consist of accounting firms, large consulting firms, system integrators, information technology consulting organizations and certified resellers, including: PwC Consulting, Accenture, Deloitte Consulting, Cap Gemini Ernst & Young and KPMG. These companies implement business intelligence and data warehousing solutions.

These marketing and technology relationships also provide us with the opportunity to market our products together with other packaged solutions. We believe that solution-selling can shorten sales cycles and increase our sales opportunities.

We also participate in cooperative marketing and technology programs with hardware, software and database vendors, including the following program roles: Compaq Solutions Alliance Partner, Hewlett-Packard Developer and Solution Partner Program, IBM PartnerWorld for Developers member, Microsoft Data Warehousing Alliance Partner, Oracle Partner Network, SAP Portals Partner, Peoplesoft Open Analytics Partner, Siebel Premier Software Partner, Plumtree Premier Partner, RIM Select Partner, Sun Developer Connection Partner Program and Sybase Open Solutions CODE Partner.

Marketing

We recognize the importance of a complete and focused marketing effort. We divide our marketing organization between corporate marketing and field marketing. These two groups are coordinated to provide a consistent market message and presence and effective market coverage for Cognos. Our corporate marketing focuses on increasing “Cognos” brand awareness and visibility through advertising, events, sponsorship, our corporate Web site and sales collateral. This function is managed from our Burlington, Massachusetts office, with the majority of staff in Ottawa, Ontario, Canada. We have deployed our field marketing organization throughout the world. This group is responsible for sales lead generation and local marketing programs, such as trade shows, seminars, direct mail programs and user group meetings and conferences, to help ensure local visibility and healthy sales pipelines.

Research and Development

We believe that our talented and experienced research and development staff is one of our core strengths. Our research and development efforts are aimed at enhancing and extending our existing business intelligence solution and creating new products. As of February 28, 2002, our research and development staff consisted of more than 750 employees. Research and development is undertaken primarily at our corporate headquarters and leased facilities in Ottawa, Ontario, Canada, and also at our facilities in Twickenham, United Kingdom and Princeton, New Jersey.

We had research and development costs of $74.6 million, $67.3 million and $53.5 million in fiscal 2002, 2001 and 2000, respectively. Research and development costs have continued to increase, in dollar terms, over the last three fiscal years, but have remained relatively constant as a percentage of total revenue.

During fiscal 2003, we are investing in research and development of business intelligence solutions, particularly those solutions that support our strategy of meeting the needs of the extended enterprise. These investments will include the development of additional analytical application packages, which include pre-defined data marts, key reports and analysis solutions. We will continue the development of business-to-business solutions using business intelligence to extend the enterprise to incorporate the supply chain and the relationship with an enterprise’s customers.

Our business intelligence solution and application development tools were developed primarily through internal resources. In support of the development of our products, we have acquired or licensed specialized products and technologies from other software firms, and we have undertaken further development to integrate these products into our offerings. Most of the third-party licenses are non-exclusive and do not preclude third parties from entering into similar agreements with our competitors.

Competition

The business intelligence market is highly competitive. Our competitors include other business intelligence vendors; database vendors who offer application development, query and reporting products for their own databases; large diversified vendors who offer products in numerous market segments; and other companies that may in the future announce offerings of business intelligence products. Factors that affect our competitive position include the method of distribution, functionality, support and service, ease of use, price, training, vendor stability and experience. Due to the breadth of our business intelligence solution, we encounter many competitors who focus on a single area within our overall offering. Our products compete directly and indirectly against various products, depending on user needs and computing environments.

There are several broad categories of competitors:

Vendors of Query and Reporting Tools.    These vendors manufacture and sell tools that enable users to query and report against corporate databases, and include Business Objects, Crystal Decisions and Oracle.

Vendors of Managed Reporting Environments.    These vendors manufacture and sell products that are designed to execute and distribute large numbers of complex reports to many users. Competitors in this area include Actuate and Brio Software.

Vendors of Multidimensional Analysis Tools.    These vendors manufacture and sell products that enable users to view, explore and analyze a summarized view of their business using OLAP technology, and include Hyperion Solutions, Oracle and MicroStrategy.

Database Vendors.    Some database vendors have tools that are included with their database environment that can be used for query and reporting, as well as some OLAP functionality. These vendors include Oracle and Microsoft.

Analytical Application Vendors.    Some application vendors manufacture and sell tools that are included with their application environment that can be used to create and deliver application-specific reports and analysis. Vendors who offer these tools with their applications include Comshare, Hyperion and Informatica.

Vendors of Performance Management Solutions.    These vendors manufacture and sell tools that enable companies to manage business performance through dashboard and scorecarding applications, and include CorVu, PBViews and Open Ratings.

Vendors of ERP Systems.    As the ERP software market’s growth slows, ERP vendors are looking for other areas to extend the value of their customers’ ERP investments. Some ERP vendors are introducing product lines as extensions of their ERP systems in the areas of analytics and performance management. These vendors include SAP, Oracle, PeopleSoft and JD Edwards.

Our products are complementary with the products of many of the above-named competitors, and as a result, we have cooperative marketing relationships with some of these vendors, including Oracle and Microsoft. We expect that both our current competitors and new competitors will continue to improve the performance of their products and to introduce new products or new technologies that reduce costs and improve performance characteristics.

Employees

As of February 28, 2002, we had 2,598 full-time permanent employees. We believe that our future success will depend, in part, on our ability to continue to identify, hire, motivate and retain skilled and experienced personnel. In the software industry, notwithstanding the recent overall downturn in the economy, there is a high demand for such employees. Historically, we have been successful in recruiting and retaining sufficient numbers of qualified personnel.

We have formalized education for sales, technical and research and development personnel to ensure that new staff are fully productive as soon as possible. In addition, there are formalized skills renewal programs for staff to ensure that they are employing state-of-the-art techniques for software development, customer support, sales, marketing and management.

We are also committed to developing strong management skills in our personnel and have established formal management and leadership development programs that promote effective management techniques and excellence in functional leadership.

None of our employees is represented by a labor union.

Intellectual Property

In accordance with industry practice, we rely upon a combination of contract provisions and patent, copyright, trademark and trade secret laws to protect our proprietary rights in our products. We license the use of our products to our customers rather than transferring title to them. These licenses contain terms and conditions prohibiting the unauthorized reproduction, disclosure or transfer of our products. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with customers, suppliers, employees and consultants. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful.

The source code versions of our products are protected as trade secrets and, in all major markets, as unpublished copyright works. However, effective copyright protection may not be available in some countries in which we license or market our products. We recognize that patent law may offer effective protection for our current and future products, and we have embarked on a program to identify and seek patent protection for appropriate elements of our products. There can be no assurance that any patentable elements will be identified or, if identified, that patent protection will be obtained. We have also obtained or applied for trademark registration of most of our product names, as well as the name “Cognos”, in all of our major markets. While the duration of trademark and copyright protections varies from country to country, we believe that the duration of this protection will be adequate to protect our products during the periods of their economic value.

However, we believe that, due to the rapid pace of innovation within our industry, technological and creative skills of our personnel are even more important to establishing and maintaining a technology and product leadership position within the industry than are the various legal protections of our technology.

Legal Proceedings

On May 5, 2000, an action was filed in the United States District Court for the Northern District of California against us by Business Objects S.A., for alleged patent infringement. The complaint alleged that our Impromptu product infringes Business Objects’ United States Patent No. 5,555,403 entitled “Relational Database Access System using Semantically Dynamic Objects” (the “‘403 Patent”). Although we have denied and continue to deny all claims asserted in the action, on May 24, 2002, we reached an agreement to settle that action. Under the terms of the settlement agreement between us and Business Objects, Business Objects has agreed to release us for any liability for any infringement of the ‘403 Patent (and any amendments or related patents) and to effect that release, has granted us a license under the ‘403 Patent for the term of that patent or any amendments or related patents. Each party also agreed to release the other from all claims, liabilities, costs or expenses that either party holds against the other, on account of actions taken prior to the effective date. Each party has also entered into a covenant not to sue or assert any claim against the other for infringement of any patents for a period of five years from the effective date. As consideration for the settlement agreement, we have agreed to pay Business Objects the sum of $24.0 million in the following installments: $10.0 million on or before June 10, 2002 (which has been paid) and $1.75 million every quarter for the next eight quarters commencing on July 1, 2002 (the first quarterly installment of which was paid on July 1, 2002). The court dismissed this action pursuant to an Order of Dismissal dated May 30, 2002. In addition, we and our subsidiaries may, from time to time, be involved in other legal proceedings, claims and litigation that arise in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

Our current executive officers and directors, and their ages as of July 15, 2002 are:

Name	Age	Title
Renato (Ron) Zambonini	55	Chief Executive Officer and Director
Robert G. Ashe	43	President and Chief Operating Officer
Tom Manley	44	Senior Vice President, Finance and Administration and Chief Financial Officer
Robert Minns	56	Senior Vice President, New Products
Peter Griffiths	38	Senior Vice President, Products
Terry Hall	53	Senior Vice President
David Laverty	46	Senior Vice President, Global Marketing
Alan Rottenberg	52	Senior Vice President, Strategy
Tony Sirianni	42	Senior Vice President, North American Field Operations
Ad Voogt	46	Senior Vice President, European Field Operations
James M. Tory, Q.C.(1)	72	Chairman of the Board of Directors
John E. Caldwell(2)	52	Director
Douglas C. Cameron(1)(2)	63	Director
Pierre Y. Ducros(3)	63	Director
Robert W. Korthals(3)	69	Director
John Rando(4)	50	Director
William Russell(2)	50	Director

(1)	Member of the Corporate Governance Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Human Resources & Compensation Committee.
(4)	Effective July 30, 2002.

Renato (Ron) Zambonini has served as our President from January 1993 to April 2002 and Chief Executive Officer since September 1995. Mr. Zambonini was elected to the Board of Directors in June 1994. Mr. Zambonini previously served as our Chief Operating Officer from January 1993 to September 1995. Mr. Zambonini joined us in September 1989.

Robert G. Ashe was appointed our President and Chief Operating Officer in April 2002. Mr. Ashe previously served as our Senior Vice President and Chief Corporate Officer from May 2001 to April 2002; as our Senior Vice President, Worldwide Customer Service from July 1999 to May 2001; as our Senior Vice President, Products from May 1997 to June 1999; as our Senior Vice President, Application Development Tools from April 1996 to May 1997; as our Vice President, Application Development Tools from April 1994 to April 1996; and as our Vice President, PowerHouse Products from December 1993 to April 1994. Mr. Ashe joined us in September 1984.

Tom Manley has served as our Senior Vice President, Finance and Administration and Chief Financial Officer since August 2001. Prior to joining us, Mr. Manley was with Nortel Networks Corporation and served as Chief Financial Officer, High Performance Optical Component Solutions from April 2001 to August 2001; Senior Vice President, Finance and Vice President, Finance, Carrier Packet Solutions from 1998 to April 2001; and Vice President, Finance, Broadband Networks from 1997 to 1998.

Robert Minns has served as our Senior Vice President, New Products since March 1998. Mr. Minns served as our Vice President, New Products from May 1997 to March 1998; and as our Vice President, Technology from 1986 to May 1997. Mr. Minns joined us in March 1973.

Peter Griffiths was appointed Senior Vice President, Products in April 2002. Mr. Griffiths served as Senior Vice, President Research and Development from February 2002 to April 2002; as Vice President, Research and Development from January 2001 to February 2002; and as Vice President, Decision Platform from June 2000 to January 2001. Prior to joining Cognos in 1998, Mr. Griffiths was Chief Executive Officer of Relational Matters, a company acquired by Cognos in 1998.

Terry Hall became Senior Vice President in April 2002. Mr. Hall served as Senior Vice President Operations and Chief Operating Officer from July 1999 to April 2002. He served as Senior Vice President, Worldwide Sales from March 1993 to July 1999. Mr. Hall joined Cognos in September 1983. Mr. Hall has announced his intention to retire from Cognos.

David Laverty was appointed Senior Vice President, Global Marketing in February 2002. Prior to joining Cognos, Mr. Laverty was with Surebridge Inc. as Vice President, Marketing from May 2000 until February 2002. He was with Lotus Development Corporation (a subsidiary of IBM) from 1990 until 2000 in a number of senior marketing roles, most recently as Vice President, Marketing-North America from 1997 to 2000.

Alan Rottenberg was appointed Senior Vice President, Strategy in April 2002. Mr. Rottenberg served as Senior Vice President, e-Business Intelligence Applications Unit from January 2000 to April 2002; Senior Vice President, Marketing and Business Strategy from May 1997 to January 2000; and as Senior Vice President, Business Intelligence Tools from June 1994 to May 1997. Mr. Rottenberg joined Cognos in June 1989. Mr. Rottenberg has announced his intention to retire from Cognos effective July 30, 2002.

Tony Sirianni was appointed Senior Vice President, North American Field Operations in June 2000. He served as Vice President, North American Field Operations from April 1999 to May 2000; as Area Vice President, North American Partner Channels from December 1997 to March 1999; and Director, Desktop Partner Channels from March 1995 to November 1997. Mr. Sirianni joined Cognos in March 1994.

Ad Voogt was appointed Senior Vice President, European Field Operations in September 2001. He served as Vice President, European Operations from July 2000 to September 2001; and Vice President, Northern Europe from September 1995 to July 2000. Mr. Voogt joined Cognos in 1986.

James M. Tory, Q.C. has served as Chairman of our Board of Directors since September 1995. Mr. Tory has been one of our directors since January 5, 1982. Mr. Tory has served as Chair Emeritus and Counsel, Torys LLP, Barristers and Solicitors, since March 1995. Mr. Tory currently serves as a Director of Inmet Mining Corporation.

John E. Caldwell has been one of our directors since March 2000. Mr. Caldwell served as Chief Executive Officer of Geac Computer Corporation Limited from November 2000 to December 2001 and he currently remains a consultant to Geac. Mr. Caldwell has also served as President and Chief Executive Officer of CAE Inc., a provider of civil and military flight simulation and control systems and other advanced technologies for the aerospace, defense and forestry sectors, from June 1993 to October 1999. Mr. Caldwell currently serves as a Director of Mosaic Group and Stelco Inc.

Douglas C. Cameron has served as one of our directors since February 1983. Mr. Cameron has been a private investor since November 2001 after serving as an Investment Advisor for RBC Dominion Securities Inc., an investment dealer, from October 1993 to November 2001. Mr. Cameron served as President of Noranda Enterprise Limited from May 1983 to March 1993.

Pierre Y. Ducros has served as one of our directors since July 1986. Mr. Ducros has been a private investor since June 1996 after serving as Chairman and Chief Executive Officer of DMR Group

Inc. from 1973 until June 1996. Mr. Ducros currently serves as a director of BCE Emergis, National Bank Financial, Manulife Financial and nStein Technologies.

Robert W. Korthals has been one of our directors since April 1997. Mr. Korthals has served as Chairman of the Ontario Teachers’ Pension Plan Board since January 2000 and Chairman, Co-Steel Inc., a minimill steel producer and steel scrap processor, since June 1997. Mr. Korthals currently serves as a director of Global Telecom Split Shares Corp., Jannock Properties Limited, MCM Split Shares Corp., Premium Income Corporation, Rogers Communications Inc., RTO Enterprises Inc. and Suncor Energy Inc.

John Rando will become a director effective July 30, 2002. Mr. Rando is currently a venture investor, served as a Senior Vice President and Group General Manager, Compaq Services at Compaq Computer Corporation from 1998 to 1999 and served as a Senior Vice President, Worldwide Services at Digital Equipment Corporation from 1992 to 1997. Mr. Rando currently serves as a director of Yankee Energy Systems and ePresence.

William Russell has served as one of our directors since December 2001. Mr. Russell serves as Vice President, Global Alliances, Hewlett-Packard Company, has served as a Vice President, Hewlett-Packard Company since 1998 and General Manager, Global Alliances Organization, Hewlett-Packard Company since May 2002. Mr. Russell served as Vice President and General Manager, Software Solutions Organization from September 1999 to May 2002, and Vice President and General Manager, Enterprise Systems Group, from May 1997 to September 1999.

Officers are appointed annually by, and serve at the discretion of, our Board of Directors.

INTEREST OF MANAGEMENT AND
OTHERS IN MATERIAL TRANSACTIONS

Until November 2001, Mr. Cameron was an investment advisor with RBC Dominion Securities Inc., a subsidiary of the Canadian chartered bank that is our principal banker. From time to time, Mr. Cameron acted on behalf of various executives and other employees of our company in his capacity as an investment advisor. Our Board of Directors had been apprised by Mr. Cameron of these relationships and was of the view that neither their nature nor the amounts involved were significant.

While the law firm of Torys LLP, of which Mr. Tory is Chair Emeritus and Counsel, provides legal services to our company, neither the amount nor dollar value of these services is significant when compared to the overall amount or dollar value of legal services obtained by us. Mr. Tory himself provides no legal services to us and has no direct or indirect responsibility for any legal services provided to our company by Torys LLP. Our Board of Directors does not consider that the amount paid to Mr. Tory in respect of additional duties carried out as Chairman of the Board impairs his status as an unrelated director as that amount is payable in respect of his increased responsibilities in his function as Chairman of the Board.

We may license our products and sell our services in the ordinary course of business to companies for which members of our Board serve as executive officers. In fiscal 2002, we did business with Geac Computer Corporation Limited, of which company Mr. Caldwell, a member of the Audit Committee, was the Chief Executive Officer until December 2001. We also did business with Hewlett-Packard Company, of which Mr. Russell, also a member of the Audit Committee, is Vice President, Global Alliances, and the General Manager of its Software and Solutions Organization division. The amount received from either of Geac and Hewlett-Packard with respect to the license of products and the purchase of services is not considered sufficient to impair the independence of either Messrs. Caldwell or Russell.

In connection with this offering, we and the selling shareholders have entered into a registration rights agreement governing the sale of common shares in this offering and other matters relating to expenses of the offering, indemnities and certain other registration rights and obligations.

It is our policy that all transactions with related parties must be approved by a majority of the independent and disinterested directors considering a particular transaction and must be on terms that are no less favorable to us than can be obtained at arm’s length.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information known to us regarding beneficial ownership of our common shares as of May 3, 2002, and as adjusted to reflect the sale of our common shares offered hereby, by (i) each person known by us to be the beneficial owner of more than 5% of our common shares; (ii) each of our directors; (iii) each of our named executive officers; (iv) all executive officers and directors as a group; and (v) the selling shareholders. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options held by that person that are currently exercisable or that are or may become exercisable within 60 days of May 3, 2002 are deemed outstanding. Such common shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the common shares set forth opposite such shareholder’s name.

	Shares Beneficially Owned Prior to the Offering		Shares to be Sold	Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner(1)	Number	Percent(2)		Number	Percent
Michael U. Potter(3)(4)	9,582,594	10.90%	3,600,000	5,982,594	6.80%
Sixty-Two John Street,
Ottawa, Ontario, K1M 1M3
Canada

The Windsor Trust(3)(5)	9,546,290	10.86	3,600,000	5,946,290	6.76
S/b 2nd Floor Bldg. #2
Chelston Park, Collymore Rock
St. Michael, Barbados

McLean Budden Ltd.	6,447,326	7.33	—	6,447,326	7.33
145 King Street, Suite 225
Toronto, Ontario, Canada, M5H 1J8

Private Capital Management	5,636,124	6.41	—	5,636,124	6.41
8889 Pelican Bay Boulevard
Naples, Florida, U.S.A. 34108

John E. Caldwell(6)	25,800	*	—	25,800	*

Douglas C. Cameron(7)	21,000	*	—	21,000	*

Pierre Y. Ducros(8)	35,000	*	—	35,000	*

Douglas J. Erwin(9)	29,000	*	—	29,000	*

Robert W. Korthals(10)	37,000	*	—	37,000	*

Candy M. Obourn(11)	26,000	*	—	26,000	*

William Russell(12)	10,000	*	—	10,000	*

James M. Tory(13)	110,000	*	—	110,000	*

Renato Zambonini(14)	636,597	*	—	636,597	*

Robert G. Ashe(15)	202,667	*	—	202,667	*

Terry Hall(16)	155,246	*	—	155,246	*

Tony Sirianni(17)	75,000	*	—	75,000	*

Ad Voogt(18)	134,752	*	—	134,752	*

Directors and Executive Officers as a group (18 persons)(2)(19)	1,735,579	1.95	—	1,735,579	1.95

*	Indicates less than 1%.
(1)	Unless otherwise indicated, the address for each beneficial owner is care of Cognos Incorporated, 3755 Riverside Drive, Ottawa, Ontario, Canada K1G 4K9.
(2)
Percentage ownership is calculated using as the denominator total shares outstanding as of the May 3, 2002 plus the number of shares which the person, entity, or group indicated has a right to purchase pursuant to options currently exercisable or exercisable on or before July 2, 2002. Reference to shares that the persons named below have the right to acquire through options includes options currently exercisable or exercisable on or before July 2, 2002.

(3)
Mr. Potter has sole, directly or indirectly through his controlled entities, voting power and sole investment power over 36,304 shares and, indirectly through his controlled entities, has shared voting power and shared investment power with The Windsor Trust over 9,546,290 shares. Mr. Potter is neither the settlor, the trustee, nor a beneficiary of The Windsor Trust. Mr. Potter, through his controlled entities, and The Windsor Trust each hold 50% of the voting power of 3497704 Canada Inc. (Canada 2), 3539202 Canada Inc. (Canada 3), 3539211 Canada Inc. (Canada 4), 3539229 Canada Inc. (Canada 5), 3539334 Canada Inc. (Canada 6), 3539393 Canada Inc. (Canada 7), 3539423 Canada Inc. (Canada 8), 3539130 Canada Inc. (Canada 10), 3497801 Canada Inc. (Canada 13), 3539504 Canada Inc. (Canada 14), 3539555 Canada Inc. (Canada 15), and 3539571 Canada Inc. (Canada 16). Canada 2 through Canada 16 directly own, in the aggregate, 9,546,290 shares. Accordingly, Mr. Potter may be deemed to beneficially own the common shares held by these corporations. Mr. Potter does not have any options to purchase common shares. Mr. Potter, through his controlled entities, acquired the shares from Cognos on September 1, 1978, September 2, 1980 and January 15, 1981, and subsequently transferred shares to Canada 2 through Canada 16 on October 8, 1998.

(4)
The common shares in the offering are being sold by each of Canada 3, Canada 4, Canada 7, Canada 13, Canada 14, Canada 15 and Canada 16. Canada 3 is the beneficial owner of 850,000 shares, of which 506,383 shares are being sold in the offering; Canada 4 is the beneficial owner of 850,000 shares, of which 1 share is being sold in the offering; Canada 7 is the beneficial owner of 850,000 shares, of which 1 share is being sold in the offering, Canada 13 is the beneficial owner of 1,000,000 shares, of which 724,500 shares are being sold in the offering; Canada 14 is the beneficial owner of 1,090,000 shares, of which 789,705 shares are being sold in the offering; Canada 15 is the beneficial owner of 1,090,000 shares, of which 789,705 shares are being sold in the offering; and Canada 16 is the beneficial owner of 1,090,000 shares, of which 789,705 shares are being sold in the offering. If the over allotment is exercised, the additional shares will be sold by the selling shareholders on a pro rata basis.

(5)
The Windsor Trust holds 50% of the voting power of Canada 2 through Canada 16. Canada 2 through Canada 16 directly own, in the aggregate, 9,546,290 shares. Therefore, The Windsor Trust may be deemed to beneficially own the common shares held by these corporations. Since Mr. Potter may also be deemed to beneficially own these same shares (see note (3), the 9,546,290 shares appear in the above table as beneficially owned by both The Windsor Trust and Mr. Potter. Mr. Potter is neither the settlor, the trustee, nor a beneficiary of The Windsor Trust.

(6)	Includes 25,000 shares which Mr. Caldwell has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(7)	Includes 9,000 shares which Mr. Cameron has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(8)	Includes 15,000 shares which Mr. Ducros has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(9)
Includes 29,000 shares which Mr. Erwin has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002. As of July 2, 2002, Mr. Erwin is no longer a member of the board of directors.

(10)	Includes 35,000 shares which Mr. Korthals has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(11)
Includes 25,000 shares which Ms. Obourn has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002. As of July 2, 2002, Ms. Obourn is no longer a member of the board of directors.

(12)	Includes 10,000 shares which Mr. Russell has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(13)	Includes 24,000 shares which Mr. Tory has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(14)	Includes 452,500 shares which Mr. Zambonini has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(15)	Includes 126,667 shares which Mr. Ashe has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(16)	Includes 65,000 shares which Mr. Hall has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(17)	Includes 55,000 shares which Mr. Sirianni has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(18)	Includes 134,752 shares which Mr. Voogt has the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.
(19)
The amount shown includes 1,206,419 shares which the directors and executive officers as a group have the right to acquire by exercise of stock options granted under our stock option plans through July 2, 2002.

Statements contained in the table as to securities beneficially owned or controlled by directors, officers, and 5% beneficial owners are, in each instance, based upon information obtained from such directors, officers, and beneficial owners.

CERTAIN UNITED STATES AND CANADIAN FEDERAL
INCOME TAX CONSIDERATIONS

The following discussion summarizes certain of the principal U.S. and Canadian federal income tax consequences of the purchase, ownership and disposition of common shares purchased pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not address all material aspects of U.S. and Canadian federal income taxation that may be relevant to prospective purchasers of common shares. It does not take into account U.S. state or local tax laws, Canadian provincial or territorial tax laws or tax laws of jurisdictions outside of the U.S. and Canada. It does not take into account Canadian federal, provincial or territorial tax laws applicable to residents of Canada. The following is based upon the tax laws of the U.S. and Canada as in effect on the date of this prospectus, which are subject to change. We have not sought any ruling from the Internal Revenue Service (the “IRS”) or from the Canada Customs and Revenue Agency (the “CCRA”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS and the CCRA will agree with such statements and conclusions. Accordingly, prospective investors considering the purchase of common shares are urged to consult their own tax advisors with respect to the application of the U.S. and Canadian federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local, territorial, provincial or foreign taxing jurisdiction or under any applicable tax treaty.

Certain U.S. Federal Income Tax Considerations

Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a purchaser of our common shares in this offering that is:

•	a citizen or resident of the U.S.;

•	a corporation created or organized in the U.S. or under the laws of the U.S. or of any state;

•
an estate (other than an estate the income of which, from sources outside the U.S. that is not effectively connected with a trade or business within the U.S. is not includible in its gross income for U.S. federal income tax purposes); or

•
a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Such purchaser is referred to for purposes of this discussion as a “U.S. holder.” Several aspects of U.S. federal income tax generally relevant to a holder other than a U.S. holder, or a “Non-U.S. holder,” are also discussed below.

This discussion is based on the current provisions of the U.S. Internal Revenue Code (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase common shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on such holder’s individual circumstances. For example, this discussion considers only U.S. holders that will own common shares as capital assets and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to U.S. holders that are subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•	broker-dealers;

•	banks or insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	financial institutions;

•	taxpayers who hold common shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale transaction or other risk-reduction transaction;

•	individual retirement and other tax-deferred accounts;

•	holders owning directly, indirectly or by attribution 10% or more of our voting power; and

•	taxpayers whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal gift or estate tax, or of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of S corporations, partnerships or persons who hold common shares through an S corporation, a partnership or other pass-through entity. This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than 50 percent of either (i) the total combined voting power of all classes of stock of the corporation entitled to vote or (ii) the total value of the stock of the corporation, is owned (directly, indirectly or by attribution) by U.S. persons each of whom owns (directly, indirectly or by attribution) 10 percent or more of the total combined voting power of all classes of stock of the corporation entitled to vote.

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our common shares.

Taxation of Dividends Paid on Common Shares

We have never paid any cash dividends, and we currently do not expect to pay any dividends in the foreseeable future. However, if we make a cash distribution on common shares, subject to the discussion of the passive foreign investment company rules below, a U.S. holder will be required to include in gross income as ordinary income the amount of any such distribution, including any Canadian taxes withheld from the amount paid, on the date the distribution is received (or treated as received) to the extent the distribution is paid out of current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares and the remainder will be treated as capital gain. Dividends paid on common shares generally will not be eligible for the “dividends received deduction.”

If a U.S. holder receives a distribution of current or accumulated earnings and profits paid in Canadian dollars or any other foreign currency, the amount of such distribution for U.S. federal income tax purposes will be the U.S. dollar value of such distribution (determined by reference to the exchange rate on the date the distribution is received or treated as received). A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after the date of receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. holders may have the option of claiming the amount of any Canadian taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian taxes withheld, but such individuals may still claim a credit against their U.S. federal income tax liability if the requirements for claiming a credit are met. In general, the total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. Dividends received by a U.S. holder with respect to stock of a foreign corporation, such as our common shares, are generally treated as foreign source income for this purpose, but are subject to being reclassified as U.S. source income in specific circumstances.

Because the tax rules that apply to the availability or use of foreign tax credits and deductions for foreign taxes are complex, U.S. holders should consult with, and rely solely upon, their personal tax advisors with respect to such matters.

Taxation of the Disposition of Common Shares

Subject to the discussion of the passive foreign investment company rules below, upon the sale, exchange or other disposition of our common shares, a U.S. holder generally will recognize a capital gain or loss in an amount equal to the difference between such U.S. holder’s adjusted tax basis in the common shares, which is usually the cost of such shares (subject to certain adjustments), and the amount realized on the disposition. If, as anticipated, the common shares are publicly traded, a disposition of shares will be considered to occur on the “trade date,” regardless of the U.S. holder’s method of accounting. Capital gain from the sale, exchange or other disposition of common shares held for more than one year is long-term capital gain, which is generally taxable to individuals at a maximum federal tax rate of 20%, or at a maximum federal tax rate of 18% for common shares acquired after the year 2000 and held for more than five years. Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations.

Passive Foreign Investment Company

In general, we will be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of our gross income in a taxable year falls within specific categories of passive income; or

•
50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, consist of assets that either produce or are held for the production of passive income.

If we were classified as a passive foreign investment company, and a U.S. holder did not make a qualifying election either to treat us as a ‘‘qualified electing fund’’ or to mark our common shares to market, as described below:

•
Excess distributions by us to a U.S. holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. holder with respect to our common shares in any taxable year that exceed 125% of the average distributions received by such U.S. holder from us in the shorter of either the three previous years or the U.S. holder’s holding period for the common shares before the current taxable year. Excess distributions would have to be allocated ratably to each day that a U.S. holder has held our common shares. A U.S. holder would have to include amounts allocated to the current taxable year and years before we became a passive foreign investment company in its gross income as ordinary income for the current taxable year. In addition, amounts allocated to each taxable year (other than the current taxable year) beginning with the year we first became a passive foreign investment company would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

•
The entire amount of gain that is recognized by a U.S. holder upon the sale or other disposition of our common shares also would be considered an excess distribution and would be subject to tax as described above.

•
The adjusted tax basis in our common shares acquired from a decedent who was a U.S. holder of the common shares would not be increased to equal the fair market value of such common shares as of the date of the decedent’s death but would instead be equal to the decedent’s adjusted tax basis, if lower. A U.S. holder could not avoid this result by electing to mark our common shares to market.

If a U.S. holder has made a qualified electing fund election for all taxable years during which the U.S. holder owned our common shares and we were a passive foreign investment company, the passive foreign investment company rules described above would not apply to the U.S. holder if we comply with specified reporting requirements. Instead, that U.S. holder would be required to include in income for each taxable year a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A U.S. holder generally makes a qualified electing fund election by attaching a completed IRS Form 8621, including a passive foreign investment company annual information statement, to a timely filed U.S. federal income tax return. Even if a qualified electing fund election is not made, a shareholder of a passive foreign investment company who is a U.S. holder must file a completed IRS Form 8621 every year.

Alternatively, if we are a passive foreign investment company and a U.S. holder is eligible to elect to mark its common shares to market annually and makes a mark-to-market election, the following rules would generally apply for each of the U.S. holder’s taxable years:

•
if the fair market value of the U.S. holder’s common shares exceeds the U.S. holder’s adjusted tax basis in such common shares as of the close of the U.S. holder’s taxable year, the U.S. holder would recognize the amount of the excess as ordinary income;

•
if the fair market value of the U.S. holder’s common shares is less than the U.S. holder’s adjusted tax basis in those common shares as of the close of the U.S. holder’s taxable year, the U.S. holder may recognize the amount of the difference as ordinary loss. The recognition of losses would be allowed only for the amount of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years; and

•
if the U.S. holder has elected to mark our common shares to market for all taxable years during which the U.S. holder owned our common shares and we were a passive foreign investment company, the “excess distribution” rules generally would not apply to the U.S. holder.

U.S. holders who hold common shares during a period when we are a passive foreign investment company will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to exceptions for U.S. holders who made a qualified electing fund election or mark-to-market election.

Based upon our current business plan, we believe that we will not be a passive foreign investment company for our taxable year ending February 28, 2003. However, the tests for determining passive foreign investment company status are applied annually based on our income and assets, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that we will not be a passive foreign investment company for our taxable year ending February 28, 2003 or a subsequent year. Furthermore, we do not assume any obligation to make timely disclosure with respect to such status, and we do not undertake to provide U.S. holders with the necessary information to make a qualified electing fund or mark-to-market election. U.S. holders should consult with their own tax advisors regarding the passive foreign investment company rules, including the eligibility, manner and advisability of making the qualified electing fund election or mark-to-market election if we are treated as a passive foreign investment company.

Tax Consequences for Non-U.S. Holders of Common Shares

Except as described under “U.S. Backup Withholding and Information Reporting” below, a Non-U.S. holder of our common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, common shares, unless:

•
such item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the U.S. and, in the case of a resident of a country which has an income tax treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.;

•
the Non-U.S. holder is an individual who holds the common shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the Non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

U.S. Backup Withholding and Information Reporting

Dividends on our common shares, and proceeds from a sale of our common shares, paid within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting for U.S. federal income tax purposes. These dividends and proceeds may also be subject to U.S. federal income tax withholding (or “backup withholding”) currently at a rate of 30% if a U.S. holder fails to timely furnish to the withholding agent a properly completed and executed IRS Form W-9. A Non-U.S. holder may also be subject to withholding on such dividends and proceeds unless such Non-U.S. holder timely furnishes to the withholding agent a properly completed and executed IRS Form W-8BEN or other applicable form, or otherwise establishes an exemption from withholding. The amount of any U.S. federal income tax withholding (or backup withholding) generally will be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle that holder to a refund, provided that required information is furnished to the IRS.

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following sets forth certain of the principal Canadian federal income tax considerations generally applicable to a person who acquires common shares pursuant to this prospectus and who for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada-United States Income Tax Convention, 1980 (the “Convention”) as applicable and at all relevant times (i) is not a resident of Canada and is a resident of the United States; (ii) holds common shares as capital property; (iii) deals at arm’s length with and is not affiliated with the Company; (iv) does not have a “permanent establishment” or “fixed base” in Canada (as defined by the Convention); (v) does not own (and is not treated as owning) 10% or more of the outstanding voting shares of the Company; and (vi) does not use or hold, and is not deemed to use or hold, common shares in the course of carrying on business in Canada (a “U.S. Holder”). Special rules, which are not addressed in this discussion, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This discussion is based on the current provisions of the Convention, the Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Act and Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus (the “Proposals”) and the Company’s understanding of the current published administrative practices of the CCRA. This discussion is not exhaustive of all potential Canadian tax consequences to a U.S. Holder and, except for the Proposals, does not take into account or anticipate any other changes in law, whether by judicial, governmental, or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory, or foreign jurisdiction. This summary assumes that the common shares are and will remain at all times listed on a prescribed stock exchange (which includes the Toronto Stock Exchange and The Nasdaq National Market).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares, and no representations with respect to the income tax consequences to any particular holder of common shares are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of common shares, having regard to their own particular circumstances.

Dividends paid or credited or deemed to be paid or credited on common shares owned by a U.S. Holder will be subject to Canadian withholding tax under the Act at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Convention to 15% where the U.S. Holder is the beneficial owner of such dividends. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident, and exempt from tax, in the United States and that have complied with certain administrative procedures are exempt from this Canadian withholding tax.

Gains realized by a U.S. Holder on a disposition or deemed disposition of common shares will not be subject to tax under the Act unless such common shares constitute taxable Canadian property of the holder within the meaning of the Act at the time of disposition or deemed disposition. Common shares generally will not be taxable Canadian property of a U.S. Holder provided that at no time within the five-year period immediately preceding the disposition did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length for purposes of the Act, or the U.S. Holder together with such persons own 25% or more of the issued shares of any class or series of the Company’s shares. For this purpose, it is the position of the CCRA that holders of an interest in or option to acquire common shares will be considered to hold the common shares to which such interest or option relates. A holder’s common shares may be deemed to be taxable Canadian property in certain circumstances. A deemed disposition of common shares will arise on the death of a U.S. Holder. Furthermore, a disposition or deemed disposition by a U.S. Holder of common shares that are taxable Canadian property of the U.S. Holder are generally not subject to tax in Canada under the Convention provided that the value of such shares is not derived principally from real property situated in Canada.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of May 31, 2002, there were 87,947,963 common shares issued and outstanding, 13,335,370 options to purchase common shares outstanding and no preferred shares outstanding.

Common Shares

Each common share is entitled to one vote at meetings of our shareholders and to receive dividends if, as and when declared by our Board of Directors. All dividends that the Board of Directors may declare and pay will be declared and paid in equal amounts per share on all common shares subject to the rights of holders of the preferred shares. Holders of common shares will participate in any distribution of our assets upon our liquidation, dissolution or winding-up on an equal basis per share subject to the rights of the holders of the preferred shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares.

Preferred Shares

The preferred shares may be issued at any time or from time to time in one or more series as may be determined by our Board of Directors. The Board of Directors is authorized to fix before issue the number, the consideration per share and the designation of and the rights and restrictions attached to the preferred shares of each series. The preferred shares of each series rank on a parity with the preferred shares of each other series with respect to the payment of dividends, the return of capital and any distribution of our assets upon our liquidation, dissolution or winding-up. The preferred shares are entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and the return of capital. The holders of preferred shares are not entitled to any voting rights except as provided by the Board of Directors when authorizing a series or as provided by law.

Certain Rights of Shareholders

In accordance with the provisions of the Canada Business Corporations Act, the amendment of certain rights of holders of a class of shares, including common shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to our by-laws, the quorum requirements for a meeting of the holders of common shares are met if not less than 33 1/3% of the common shares entitled to vote at the meeting are represented either in person or by proxy. In circumstances where the rights of common shares may be amended, holders of common shares have the right under the Canada Business Corporations Act to dissent from such amendment and require that we pay them the then fair value of their common shares.

Transfer Agent

Computershare Trust Company of Canada is our Canadian transfer agent and registrar for our common shares at its principal offices in Toronto, Ontario, and Mellon Investor Services is our United States co-transfer agent for our common shares at its principal offices in New York, New York.

UNDERWRITING

We, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement dated July 16, 2002 with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,872,000
Morgan Stanley & Co. Incorporated	1,260,000
RBC Dominion Securities Inc.	144,000
Credit Suisse First Boston Corporation	108,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	108,000
TD Securities (USA) Inc.	72,000
First Analysis Securities Corporation	36,000

Total	3,600,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

If the underwriters sell more common shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 540,000 shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$0.94	$0.94
Total	$3,384,000	$3,891,600

Common shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.57 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. Outside of Canada, if all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms. In Canada, after the underwriters have made a reasonable effort to sell all of the common shares offered by this prospectus at the initial price to public, the offering price may be decreased, and further changed from time to time, and the compensation realized by the underwriters will accordingly also be reduced.

We, our directors and named executive officers, and each of the selling shareholders have agreed with the underwriters not to issue, dispose of or hedge any of our common shares or any securities convertible into or exchangeable for our common shares during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This does not prohibit (1) transfers by the selling shareholders to affiliates for tax planning purposes or transfers by directors and executive officers to immediate family, so long as the transferees agree in writing to be bound by the terms of the agreement, (2) issuances under our existing employee stock option or share purchase plans or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the agreement, or (3) issuances by us of securities in connection with acquisitions to the extent that the recipients are either restricted from selling such shares for the remainder of the 90-day period or, in the case of any acquisition involving registered shares or shares qualified by prospectus in Canada, no registration statement relating to such shares is declared effective or no final receipt is issued for such Canadian prospectus, as applicable, prior to the end of such 90-day period and no such shares are actually issued.

Each underwriter has represented, warranted and agreed that (1) it has not offered or sold and prior to the date six months after the date of sale of the common shares will not offer or sell any shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and (3) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us.

The securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

In connection with this offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market or the Toronto Stock Exchange, in the over-the-counter market or otherwise.

Pursuant to a policy statement of the Ontario Securities Commission and the commission des valeurs mobilières du Québec, the underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase any common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception and applicable law, in connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts, will be approximately $590,000. The balance of the expenses of the offering, estimated to be $940,000, will be paid by us. We have agreed to bear the balance of the expenses of the offering in order to facilitate a distribution which we expect will broaden our shareholder base.

We and the selling shareholders have agreed to indemnify each other and the several underwriters against specified liabilities, including liabilities, claims or damages under the Securities Act of 1933 and Canadian securities laws or to contribute to payments that the underwriters may be required to make in respect thereof.

The obligations of the underwriters under the underwriting agreement are several and may be terminated by them upon the occurrence of certain stated events.

This offering is being made concurrently in the United States and in all of the provinces of Canada. Subject to compliance with applicable local law, the underwriters may also offer and sell common shares outside of the United States and Canada. No sale of any common shares will be made in any jurisdiction except by brokers or dealers appropriately registered or otherwise qualified to make such sales in that jurisdiction, except in circumstances where an exemption is available from applicable broker or dealer registration or qualification requirements.

The initial price to public in U.S. dollars is U.S.$17.50, and the initial price to public in Canadian dollars is Cdn$26.86, which amounts, and the related underwriting discount amounts, are approximately equivalent based on the prevailing U.S.-Canadian dollar exchange rates on the date of this prospectus.

We have agreed to purchase for cancellation 180,000 of the offered shares from the underwriters at the public offering price.

It is expected that the common shares will be available for delivery at closing, which is anticipated to occur on or about July 22, 2002 or such other date as we, the underwriters and the selling shareholders may agree, but in any event not later than August 26, 2002.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon in the United States on our behalf by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts, and on behalf of the underwriters by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon in Canada on our behalf by Torys LLP, Toronto, Ontario, and on behalf of the underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, and New York, New York. As of the date of this prospectus, the partners and associates of these firms collectively owned beneficially, directly or indirectly, less than 1% of the outstanding common shares.

EXPERTS

Our auditors are Ernst & Young LLP, 100 Queen Street, Ottawa, Ontario, Canada KIP 1K1, independent auditors. The Consolidated Financial Statements included in this prospectus have been included hereto in reliance upon Ernst & Young LLP’s report, given upon their authority as experts in auditing and accounting.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES IN THE UNITED STATES

We are governed by the laws of Canada. Some of our directors, officers and experts named in this prospectus are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for shareholders to effect service within the United States upon those directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. There is doubt as to the enforceability in Canada against us or against our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon U.S. federal securities laws.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission (the “Commission”), a Registration Statement on Form F-10 (including all amendments and exhibits and schedules thereto, the “Registration Statement”) under the Securities Act of 1933 with respect to the common shares offered hereby. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the Registration Statement. For further information with respect to us and the common shares offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, will file reports and other information with the Commission which are available on the world wide web at http://www.sec.gov. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the common shares may be inspected and copied at the public reference facilities maintained by the Commission at the locations referred to above. We also file continuous disclosure documents with Canadian securities regulatory authorities, which are available on the world wide web at http://www.sedar.com.

We are currently exempt from the rules and regulations prescribing the soliciting of proxies and the furnishing and content of proxy statements under the Exchange Act, and our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into this prospectus:

(a)  our Annual Report on Form 10-K dated May 24, 2002 for the fiscal year ended February 28, 2002 (which constitutes our annual information form for the purposes of Canadian securities laws, and which includes our audited consolidated financial statements and the notes thereto, and the auditors’ report thereon, and management’s discussion and analysis thereof for our fiscal year ended February 28, 2002 as prepared in accordance with Canadian GAAP and U.S. GAAP);

(b)  our Proxy Statement dated May 31, 2002 relating to the annual and special meeting of shareholders to be held on July 2, 2002, excluding the sections titled “Human Resources and Compensation Committee Report on Executive Compensation” and “Performance Graph” contained therein and Annexes A and B thereto; and

(c)  our Quarterly Report on Form 10-Q dated July 10, 2002 for the quarter ended May 31, 2002 (which includes our interim comparative financial statements and the notes thereto, and management’s discussion and analysis thereof for the quarter ended May 31, 2002 as prepared in accordance with Canadian GAAP and U.S. GAAP).

The documents referred to in the preceding paragraphs have also been filed in the United States with the Commission.

Any documents of the types referred to in the preceding paragraphs and any material change reports (other than confidential reports) filed by us with securities regulatory authorities in the provinces of Canada after the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference into this prospectus from documents filed with securities commissions or similar authorities in Canada.    Copies of the documents incorporated into this prospectus by reference may be obtained on request without charge from the Secretary of the company at 3755 Riverside Drive, Ottawa, Ontario, Canada K1G 4K9, (613) 738-1440. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the company at the above-mentioned address and telephone number.

This prospectus has been filed under procedures in each of the provinces of Canada that permit some information about our common shares to be determined after the prospectus has become final and that permit the omission of that information from this base PREP prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified time after agreeing to purchase any of our common shares. All disclosure contained in a supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the U.S. Securities and Exchange Commission as part of the Registration Statement of which this prospectus forms a part: Consent of Ernst & Young LLP; Powers of Attorney contained in the signature page of the registration statement on Form F-10; Irrevocable Consent and Power of Attorney on Form F-X; Form of Underwriting Agreement; Agreement Regarding Underwritten Offering of Common Shares among the company and certain shareholders of the company; and our Quarterly Report on Form 10-Q dated July 10, 2002 for the quarter ended May 31, 2002.

CANADIAN ELIGIBILITY FOR INVESTMENT

The purchase of the common shares offered by this prospectus will not be prohibited, subject to general investment provisions, and in some cases subject to prudent investment requirements and to additional requirements relating to investment or lending policies or goals, under or by the following statutes:

•	Insurance Companies Act (Canada);

•	Trust and Loan Companies Act (Canada);

•	Pension Benefits Standards Act, 1985 (Canada);

•	Pension Benefits Act (Ontario);

•	Trustee Act (Ontario);

•	Insurance Act (Alberta);

•	Employment Pension Plans Act (Alberta);

•	Financial Institutions Act (British Columbia);

•	The Insurance Act (Manitoba);

•	The Pension Benefits Act (Manitoba);

•	Supplemental Pension Plans Act (Québec); and

•	an Act respecting trust companies and savings companies (Québec) (except trust companies with respect to funds, other than deposits, which are administered for other persons).

In addition, our common shares will be, at the date of this prospectus, qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan. Our common shares are not currently “foreign property” under the Income Tax Act (Canada).

CANADIAN PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ REPORT

To the Board of Directors and Stockholders of Cognos Incorporated:

We have audited the consolidated balance sheets of Cognos Incorporated as at February 28, 2002 and February 28, 2001 and the consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended February 28, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at February 28, 2002 and February 28, 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2002, in accordance with United States generally accepted accounting principles.

On March 28, 2002 (except note 14, as to which the date is May 24, 2002), we reported separately to the Board of Directors and Stockholders of Cognos Incorporated on financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

Ottawa, Canada
March 28, 2002
(except note 14, as to which  the date is May 24, 2002)

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Years Ended the Last Day of February
	2000	2001	2002
Revenue
Product license	$203,299	$262,766	$228,255
Product support	118,061	147,589	175,636
Services	64,280	85,297	87,411

Total revenue	$385,640	$495,652	$491,302

Operating expenses
Cost of product license	5,235	7,315	3,609
Cost of product support	13,758	17,820	16,576
Selling, general, and administrative	238,147	320,535	343,276
Research and development	53,548	67,264	74,614
Acquired in-process technology	—	3,000	—
Special charges	—	—	33,440

Total operating expenses	$310,688	$415,934	$471,515

Operating income	74,952	79,718	19,787
Interest expense	(718)	(786)	(540)
Interest income	7,454	12,386	8,922

Income before taxes	$81,688	$91,318	$28,169
Income tax provision	22,873	27,058	8,761

Net income	$58,815	$64,260	$19,408

Net income per share
Basic	$0.68	$0.74	$0.22

Diluted	$0.67	$0.70	$0.21

Weighted average number of shares (000s)
Basic	85,972	87,324	87,807

Diluted	88,100	91,973	90,461

See accompanying notes to consolidated financial statements

COGNOS INCORPORATED

CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of the Last Day of February
	2001	2002
Assets
Current assets
Cash and cash equivalents	$115,293	$192,900
Short-term investments	119,265	121,629
Accounts receivable	146,867	114,059
Inventories	730	537
Prepaid expenses	8,648	6,765
Deferred tax assets	—	6,404

	$390,803	$442,294
Fixed assets	74,208	59,008
Other assets	30,581	20,850

	$495,592	$522,152

Liabilities
Current liabilities
Accounts payable	$28,256	$26,387
Accrued charges	21,830	34,210
Salaries, commissions, and related items	28,822	37,453
Income taxes payable	17,548	6,167
Deferred revenue	96,674	110,504

	$193,130	$214,721
Long-term liabilities	1,539	9,131
Deferred income taxes	10,394	3,127

	$205,063	$226,979

Commitments and Contingencies

Stockholders’ Equity
Capital stock
Common shares (2002 – 87,997,220; 2001 – 87,885,161)	134,791	151,637
Retained earnings	165,755	158,762
Accumulated other comprehensive income	(10,017)	(15,226)

	$290,529	$295,173

	$495,592	$522,152

See accompanying notes to consolidated financial statements

On behalf of the Board:

/s/ DOUGLAS C. CAMERON	/s/ JAMES M. TORY

Douglas C. Cameron, Director	James M. Tory, Chairman

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Common Stock		Retained Earnings	Other Accumulated Comprehensive Items	Total
	Shares	Amount
	(000s)
Balances, February 28, 1999	86,362	$88,579	$79,341	$(8,712)	$159,208

Issuance of stock
Stock option plans	1,973	15,420			15,420
Stock purchase plans	120	1,095			1,095
Amortization of deferred stock-based compensation		693			693
Repurchase of shares	(2,286)	(2,458)	(23,555)		(26,013)
Income tax effect related to stock options		894			894

	86,169	$104,223	$55,786	$(8,712)	$151,297

Net income			$58,815		$58,815
Other comprehensive items
Foreign currency translation adjustments				2,479	2,479

Comprehensive income			$58,815	$2,479	$61,294

Balances, February 29, 2000	86,169	$104,223	$114,601	$(6,233)	$212,591

Issuance of stock
Stock option plans	1,816	18,574			18,574
Stock purchase plans	73	2,018			2,018
Business acquisitions	253	9,070			9,070
Deferred stock-based compensation	(65)	(2,656)			(2,656)
Amortization of deferred stock-based compensation	219	1,233			1,233
Repurchase of shares	(580)	(881)	(13,106)		(13,987)
Income tax effect related to stock options		3,210			3,210

	87,885	$134,791	$101,495	$(6,233)	$230,053

Net income			$64,260		$64,260
Other comprehensive items
Foreign currency translation adjustments				(3,784)	(3,784)

Comprehensive income			$64,260	$(3,784)	$60,476

Balances, February 28, 2001	87,885	$134,791	$165,755	$(10,017)	$290,529

Issuance of stock
Stock option plans	1,279	12,742			12,742
Stock purchase plans	157	2,337			2,337
Amortization of deferred stock-based compensation	292	3,341			3,341
Repurchase of shares	(1,616)	(2,638)	(26,401)		(29,039)
Income tax effect related to stock options		1,064			1,064

	87,997	$151,637	$139,354	$(10,017)	$280,974

Net income			$19,408		$19,408
Other comprehensive items
Foreign currency translation adjustments				(5,209)	(5,209)

Comprehensive income			$19,408	$(5,209)	$14,199

Balances, February 28, 2002	87,997	$151,637	$158,762	$(15,226)	$295,173

See accompanying notes to consolidated financial statements

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	As of the Last Day of February
	2000	2001	2002
Cash provided by (used in) operating activities
Net income	$58,815	$64,260	$19,408
Non-cash items
Depreciation and amortization	17,546	23,657	31,031
Amortization of deferred stock-based compensation	693	1,233	3,341
Amortization of other deferred compensation	1,351	1,809	4,767
Write-off of acquired in-process technology	—	3,000	—
Deferred income taxes	7,165	(3,853)	(13,111)
Loss on disposal of fixed assets	148	561	1,114

	$85,718	$90,667	$46,550
Change in non-cash working capital
Decrease (increase) in accounts receivable	(32,818)	(39,824)	29,605
Decrease in inventories	31	37	165
Decrease (increase) in prepaid expenses	(1,422)	(731)	1,546
Increase (decrease) in accounts payable	3,930	4,320	(1,052)
Increase (decrease) in accrued charges	1,004	3,145	13,204
Increase in salaries, commissions, and related items	4,394	5,630	9,408
Increase (decrease) in income taxes payable	(3,993)	14,262	(11,218)
Increase in deferred revenue	26,374	21,467	15,481

	$83,218	$98,973	$103,689
Cash provided by (used in) investing activities
Maturity of short-term investments	138,796	138,803	235,743
Purchase of short-term investments	(146,238)	(195,386)	(240,974)
Acquisition costs	(2,146)	(11,377)	(2,193)
Additions to fixed assets	(28,096)	(51,963)	(12,588)
Proceeds from the sale of fixed assets	24	759	—

	$(37,660)	$(119,164)	$(20,012)
Cash provided by (used in) financing activities
Issue of common shares	17,409	23,802	16,143
Repurchase of shares	(26,013)	(13,987)	(29,039)
Increase in (repayment of) long-term debt and long-term liabilities	(467)	(5,293)	7,798

	$(9,071)	$4,522	$(5,098)

Effect of exchange rate changes on cash	2,331	(1,473)	(972)

Net increase (decrease) in cash and cash equivalents	$38,818	$(17,142)	$77,607
Cash and cash equivalents, beginning of period	93,617	132,435	115,293

Cash and cash equivalents, end of period	$132,435	$115,293	$192,900
Short-term investments, end of period	64,284	119,265	121,629

Cash, cash equivalents, and short-term investments, end of period	$196,719	$234,558	$314,529

See accompanying notes to consolidated financial statements

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Nature of Operations

Cognos Incorporated (the “Corporation”) is a global provider of business intelligence software solutions. The Corporation develops, markets, and supports an integrated business intelligence solution that allows customers, as well as their partners, customers, and suppliers, to analyze and report data from multiple perspectives. The Corporation markets and supports these solutions both directly and through resellers worldwide.

Basis of Presentation

These consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with United States generally accepted accounting principles (GAAP), applied on a consistent basis.

Consolidated financial statements prepared in accordance with Canadian GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. All subsidiaries are wholly owned. Intercompany transactions and balances have been eliminated.

Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income includes net income and other comprehensive income (OCI). OCI refers to changes in net assets from transactions and other events, and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders’ Equity and excluded from net income. The only comprehensive income item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency net of derivative gains or losses.

Foreign Currency Translation

The financial statements of the parent company and its non-U.S. subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board’s (FASB) Statement No. 52, Foreign Currency Translation. The financial statements of the foreign subsidiaries are measured using local currency as the functional currency. All balance sheet amounts have been translated using the exchange rates in effect at the applicable year end. Income statement amounts

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

have been translated using the weighted average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year have been reported as a separate component of Stockholders’ Equity. Currency transaction gains and losses are immaterial for all periods presented.

Revenue

The Corporation recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

Revenue from education, consulting, and other services is recognized at the time such services are rendered.

For contracts with multiple obligations (e.g., deliverable and undeliverable products, support obligations, education, consulting, and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

Cash, Cash Equivalents, and Short-Term Investments

Cash includes cash equivalents, which are investments that are generally held to maturity and have terms to maturity of three months or less at the time of acquisition. Cash equivalents typically consist of commercial paper, term deposits, banker’s acceptances and bearer deposit notes issued by major North American banks, and corporate debt. Cash and cash equivalents are carried at cost, which approximates their fair value.

Short-term investments are investments that are generally held to maturity and have terms greater than three months at the time of acquisition. Short-term investments typically consist of commercial paper and corporate bonds. Short-term investments are carried at cost, which approximates their fair value.

Derivative Financial Instruments

Effective March 1, 2001, the Corporation adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and the corresponding amendments under

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment to SFAS No. 133. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, are to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net income/loss. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in net income/loss when the hedged item affects net income/loss. If the derivative is designated a hedge of net investment in foreign operations, the changes in fair value are reported in OCI as part of the cumulative translation adjustment to the extent that it is effective. The effect of adopting SFAS 133 was immaterial on the operations and financial position of the Corporation.

Inventories

Inventories are comprised principally of finished goods and are stated at the lower of cost, on an average cost basis, and net realizable value.

Fixed Assets

Fixed assets are recorded at cost. Computer equipment and software, and the building, are depreciated using the straight line method. Office furniture is depreciated using the diminishing balance method. Building improvements are amortized using the straight line method over the life of the improvement. Leasehold improvements are amortized using the straight line method over either the life of the improvement or the term of the lease, whichever is shorter. Fixed assets are tested for impairment when evidence of a decline in value exists and are adjusted to estimated fair value if the asset is impaired.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Corporation are accounted for as capital leases, as though the asset had been purchased and a liability incurred. All other leases are accounted for as operating leases.

Other Assets

This category includes acquired technology, goodwill, and other deferred compensation associated with various acquisitions, and deferred software development costs.

Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired on acquisitions. Acquired technology is amortized over five years on a straight line basis. The Corporation evaluates the expected future net cash flows of the acquired technology at each reporting date, and adjusts to estimated fair value if the value of the asset is impaired.

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill resulting from acquisitions prior to June 30, 2001 is amortized over five years on a straight line basis. Goodwill resulting from acquisitions subsequent to June 30, 2001 is not amortized in accordance with the transitional provisions of FASB Statement 142 (see Note 13). The Corporation evaluates the expected future net cash flows of the acquired businesses at each reporting date, and adjusts goodwill for any impairment.

Other deferred compensation includes cash consideration associated with acquisitions made by the Corporation. Other deferred compensation is recorded when its future payment is determinable and

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is payable contingent upon the continued tenure of the principals of the acquired companies who have become employees of the Corporation. Under generally accepted accounting principles these amounts are accounted for as compensation rather than as a component of purchase price.

Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed, are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Research costs are expensed as incurred. For costs that are capitalized, the amortization is the greater of the amount calculated using either (i) the ratio that the appropriate product’s current gross revenues bear to the total of current and anticipated future gross revenues for that product, or (ii) the straight line method over the remaining economic life of the product. Such amortization is recorded over a period not exceeding three years. The Corporation reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date. The Corporation did not capitalize any costs of internally-developed computer software to be sold, licensed or otherwise marketed, and recognized no amortization expense in each of fiscal 2002, 2001, and 2000.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws.

2.    Accounts Receivable

Accounts receivable include an allowance for doubtful accounts of $8,808,000 and $11,521,000 as of February 28, 2002 and February 28, 2001, respectively.

3.    Fixed Assets

	As of the Last Day of February
	2001		2002
	Cost	Accumulated Depreciation and Amortization	Cost	Accumulated Depreciation and Amortization	Depreciation/ Amortization Rate
	($000s)		($000s)
Computer equipment and software	$72,100	$47,991	$62,500	$48,496	33%
Office furniture	27,779	12,538	27,819	15,077	20%
Building and Leasehold improvements	18,182	5,350	18,945	7,213	Life of improvement /Lease Term
Land	775	—	740	—	—
Building	22,754	1,503	21,897	2,107	2.5%

	$141,590	$67,382	$131,901	$72,893

	(67,382)		(72,893)

Net book value	$74,208		$59,008

Depreciation and amortization of fixed assets was $23,874,000, $18,475,000, and $13,898,000 in each of fiscal 2002, 2001, and 2000, respectively.

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Other Assets

Other assets as at February 28, 2002 and February 28, 2001, include acquired technology, goodwill, and other deferred compensation, and are disclosed net of amortization.

The Corporation recorded $2,193,000 of goodwill in fiscal 2002, $18,421,000 of goodwill, workforce and other deferred compensation in fiscal 2001, and $2,352,000 of goodwill and other deferred compensation in fiscal 2000. Amortization of other assets was $11,924,000, $6,991,000, and $4,999,000 in each of fiscal 2002, 2001, and 2000, respectively (see Note 5).

The Corporation did not capitalize any costs of internally-developed computer software to be sold, licensed, or otherwise marketed in each of fiscal 2002, 2001, and 2000, and did not record any amortization.

5.    Acquisitions

Fiscal 2002 Acquisitions

On February 28, 2002, the Corporation exercised its option to purchase 50% of the voting shares representing all of the outstanding voting interest in the Corporation’s subsidiary in Japan, Teijin Cognos Incorporated (TCI). The Corporation felt that TCI could more gainfully serve the Japanese market as a wholly owned subsidiary. The Corporation has always consolidated the results of TCI as it has had effective control over TCI. The former shareholders of TCI received approximately $2,193,000 in cash upon completion of the purchase. The Corporation will also pay Teijin Limited its accumulated minority interest in TCI of approximately $1,462,000 due March 30, 2002. The Corporation has also agreed to pay additional consideration at each period end for the next 8 quarters, based on the net revenue of TCI. This additional purchase price has not been recorded as it cannot be reasonably estimated. The purchase of TCI did not involve the purchase of any in-process research and development. The acquisition was accounted for using the purchase method. The results of operations of TCI are already consolidated, and thus pro forma information has not been provided.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date as follows: ($000s)

Teijin Cognos Incorporated
Assets acquired	$3,712
Liabilities assumed	(2,250)

Net assets acquired	$1,462
Goodwill	2,193

Purchase price	$3,655

Purchase Price Consideration
Cash	2,193
Deferred payment	1,462

$3,655

Goodwill recorded as a result of this transaction will not be amortized in accordance with SFAS 142 but will be tested for impairment as of March 1, 2002.

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal 2001 Acquisitions

On June 1, 2000, the Corporation acquired Powerteam OY, the Corporation’s distributor in Finland. The agreement stipulated that the shareholders of Powerteam OY would receive approximately $2,258,000 in cash in the two years subsequent to the date of acquisition and could also receive cash payments not to exceed $500,000 over the three years subsequent to the date of acquisition. The Corporation has conditioned a portion of the contingent consideration on the continued tenure of certain employees. Under generally accepted accounting principles these amounts are accounted for as compensation rather than as a component of purchase price.

On September 21, 2000, the Corporation acquired NoticeCast Software Ltd., based in Twickenham, United Kingdom. NoticeCast’s Enterprise Event Management Software monitors business processes and delivers timely business intelligence notifications to business users across the enterprise via email on their personal computer, hand-held or wireless device. The agreement stipulated that the shareholders of NoticeCast Software Ltd. would receive approximately $9,000,000 in cash on closing and would receive 148,468 shares of the Corporation’s common stock valued at approximately $4,820,000. The shares are being held in escrow by the Corporation and will be released on the second anniversary of the closing of the transaction. An independent appraisal valued the in-process research and development at $3,000,000. In the opinion of management and the appraiser, the acquired in-process research and development had not yet reached technological feasibility and had no alternative future uses. Accordingly, the Corporation recorded a special charge of $3,000,000 (or $0.03 per share on a diluted basis) in the third quarter ended November 30, 2000, to write off the in-process technology.

On November 1, 2000, the Corporation completed the acquisition of Johnson & Michaels, Inc. (JAMI), a leading provider of business intelligence consulting services. The agreement stipulated that the shareholders of JAMI would receive total cash consideration of approximately $3,915,000 over three years and 104,230 shares of the Corporation’s common stock valued at $4,250,000 over the same period. Approximately $1,406,000 was paid and 39,085 shares were issued on closing; the remaining shares, all of which were issued, were held in escrow by the Corporation and were scheduled to be released on the first (33%), second (33%), and third (34%) anniversaries of the closing of the transaction. The Corporation has conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles these amounts are accounted for as compensation rather than as a component of purchase price. The deferred shares, valued at $2,656,000, are accounted for as an offset to capital stock.

The scheduled aggregate annual payments for the long-term liabilities related to these acquisitions are $921,000 and $1,539,000 in fiscal 2002 and 2003, respectively. Amounts due within twelve months are included in accrued charges.

The acquisitions have been accounted for using the purchase method. The results of operations of all three acquired companies prior to the acquisitions were not material, and thus pro forma information has not been provided. The results of the acquired companies have been combined with those of the Corporation from the date of the acquisition.

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date as follows: ($000s)

	Powerteam OY	NoticeCast Software Inc.	Johnson & Michaels Inc.	Total
Assets acquired
In-process technology	$—	$3,000	$—	$3,000
Other assets	3,906	450	814	5,170

	$3,906	$3,450	$814	$8,170
Liabilities assumed	(2,502)	(1,580)	(922)	(5,004)

Net assets acquired	$1,404	$1,870	$(108)	$3,166
Goodwill	854	11,950	3,545	16,349

Purchase price	$2,258	$13,820	$3,437	$19,515

Purchase Price Consideration
Cash	$971	$9,000	$1,406	$11,377
Deferred payment	1,287	—	437	1,724
Shares	—	4,820	1,594	6,414

	$2,258	$13,820	$3,437	$19,515

Other Consideration
Deferred Cash	$—	$—	$2,072	$2,072
Deferred Shares	—	—	2,656	2,656

Total Consideration	$2,258	$13,820	$8,165	$24,243

Fiscal 2000 Acquisitions

On May 28, 1999, the Corporation completed the acquisition of Information Tools AG, the Corporation’s distributor in Switzerland. The agreement stipulated that the shareholders of Information Tools AG were to receive total consideration of approximately $657,000 of which $458,000 was received in cash during fiscal 2000. The remainder of the consideration ($199,000) was payable equally on the first and second anniversaries of the closing of the transaction. An amount not to exceed $500,000 could also be paid in contingent consideration. Of that amount, approximately $235,000 was paid in fiscal 2003 based on 2002 results, approximately $60,000 was paid in fiscal 2002 relating to fiscal 2001 results and approximately $120,000 was paid in fiscal 2001 relating to fiscal 2000 results. The Corporation has conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price.

On July 15, 1999, the Corporation completed the purchase of the entire outstanding minority interest in the Corporation’s subsidiary in Singapore, Cognos Far East Pte Limited. The former minority shareholders of Cognos Far East Pte Limited received approximately $1,688,000 in cash upon completion of the purchase. No further consideration is due to the former minority shareholders of the subsidiary.

Both acquisitions have been accounted for using the purchase method. The results of operations of both acquired companies prior to the acquisition were not material, and thus pro forma information

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

has not been provided. The results of both acquired companies have been combined with those of the Corporation since their respective dates of acquisition.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date as follows: ($000s)

	Information Tools AG	Cognos Far East Pte Limited	Total
Assets acquired	$683	$—	$683
Liabilities assumed	(570)	—	(570)

Net assets acquired	$113	$—	$113
Goodwill	544	1,688	2,232

Purchase price	$657	$1,688	$2,345

Purchase Price Consideration
Cash	$458	$1,688	$2,146
Deferred payment	199	—	199

	$657	$1,688	$2,345

Other consideration
Deferred Cash	$415	$—	$415

Total Consideration	$1,072	$1,688	$2,760

6.    Commitments

Certain of the Corporation’s offices, computer equipment, and vehicles are leased under various terms. The annual aggregate lease expense in each of fiscal 2002, 2001, and 2000 was $15,959,000, $14,715,000 and $12,205,000, respectively.

The aggregate amount of payments for these operating leases, in each of the next five fiscal years and thereafter, is approximately as follows: ($000s)

2003	$12,205
2004	8,231
2005	6,347
2006	4,372
2007	2,814
Thereafter	5,441

7.    Business Restructuring Charges

In connection with a restructuring plan to align the Corporation’s cost structure and operations to the prevailing economic environment, the Corporation recorded in the quarter ended May 31, 2001 a pre-tax business restructuring charge to earnings of $12,798,000. Business restructuring charges primarily relate to involuntary employee separations for approximately 300 employees, as well as asset write-downs, and accruals for net costs of abandoning leased premises and related write-downs of leasehold improvements. The remaining accrual is included on the balance sheet as accrued charges and salaries, commissions and related items.

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The employee separations impact all functional groups and geographic regions of the Corporation. All employee separations were completed within the fiscal year and substantially all amounts have been paid.

The adjustment of $2,589,000 to the restructuring accrual includes reversals resulting from revisions to prior cost assumptions including: subleases of closed sales offices of $504,000, reversal of employee severance and related costs of $1,306,000, and outplacement costs of $430,000.

The following table displays the status of the restructuring reserve at February 28, 2002: ($000s)

	Employee separations	Other restructuring charges	Total
Restructuring charges in Q1 fiscal 2002	$9,660	$3,138	$12,798
Cash payments	(7,203)	(1,040)	(8,243)
Asset write-downs	—	(1,557)	(1,557)
Adjustments to accrual	(2,306)	(283)	(2,589)

Balance as at February 28, 2002	$151	$258	$409

8.    Financial Instruments

Foreign Exchange Forward Contracts

The Corporation’s policy with respect to foreign currency exposure is to manage its financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. The Corporation currently utilizes forward contracts to manage foreign currency translation exposure of net investment in foreign operations. As a result, the exchange gains and losses recorded on translation of the subsidiaries’ financial statements are partially offset by gains and losses attributable to the applicable foreign exchange forward contract. Realized and unrealized gains and losses from these hedges are not included in income but are shown in the cumulative translation adjustment account included in OCI. During the years ended February 28, 2002, 2001, and February 29, 2000, the amount recorded to the cumulative translation adjustment with respect to the forward exchange contracts was a net gain of $973,000, $383,000, and a net loss of $123,000, respectively.

The Corporation has foreign exchange conversion facilities that allow it to hold foreign exchange contracts of Cdn$130,000,000 (US$81,012,000) outstanding at any one time. The Corporation enters into foreign exchange forward contracts with major Canadian chartered banks, and therefore does not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts. As of February 28, 2002, the Corporation had foreign exchange forward contracts, with maturity dates ranging from March 28, 2002 to July 25, 2002, to exchange various foreign currencies in the amount of $18,733,000 (the estimated value was $19,124,000). As of February 28, 2001, the Corporation had foreign exchange forward contracts, with maturity dates ranging from March 29, 2001 to July 26, 2001, to exchange various foreign currencies in the amount of $15,173,000 (the estimated fair value was $15,353,000).

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

The investment of cash is regulated by the Corporation’s investment policy, which is periodically reviewed and approved by the Audit Committee of the Board of Directors. The primary objective of the Corporation’s investment policy is security of principal. The Corporation manages its investment credit risk through a combination of (i) a selection of securities with an acceptable credit rating; (ii) selection of term to maturity, which in no event exceeds one year in length; and (iii) diversification of debt issuers, both individually and by industry grouping.

Included in cash, cash equivalents, and short-term investments as of February 28, 2002 and February 28, 2001 were corporate debt amounts of $40,000,000 and $44,058,000, respectively. The corporate debt as of February 28, 2002 and February 28, 2001 was with one and three distinct issuers, respectively. These amounts were repaid, in full, at maturity in March of their respective years. All the Corporation’s short-term investments as of February 28, 2002 and February 28, 2001 had maturity dates before the end of June of their respective years. The Corporation’s cash, cash equivalents, and short-term investments are denominated predominantly in Canadian and U.S. dollars.

The Corporation has an unsecured credit facility, subject to annual renewal, that includes an operating line and foreign exchange conversion facilities. The operating line permits the Corporation to borrow funds or issue letters of credit or guarantee up to an aggregate of Cdn$15,000,000 (US$9,348,000), subject to certain covenants. As of February 28, 2002 and February 28, 2001, there were no direct borrowings under this operating line.

There is no concentration of credit risk related to the Corporation’s position in trade accounts receivable. Credit risk, with respect to trade receivables, is minimized because of the Corporation’s large customer base and its geographical dispersion (see Note 12).

Fair Value of Financial Instruments

For certain of the Corporation’s financial instruments, including accounts receivable, accounts payable, and other accrued charges, the carrying amounts approximate the fair value due to their short maturities. Cash and cash equivalents, short-term investments, long-term debt, and long-term liabilities are carried at cost, which approximates their fair value. Foreign exchange forward contracts are recorded at their estimated fair value.

9.    Income Taxes

Details of the income tax provision (recovery) are as follows: ($000s)

	Year Ended Last Day of February
	2000	2001	2002
Current
Canadian	$4,909	$18,242	$11,490
Foreign	9,943	12,707	9,392

	$14,852	$30,949	$20,882

Deferred
Canadian	8,201	(2,463)	(11,510)
Foreign	(180)	(1,428)	(611)

	$8,021	$(3,891)	$(12,121)

Income tax provision	$22,873	$27,058	$8,761

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reported income tax provision differs from the amount computed by applying the Canadian rate to income before income taxes. The reasons for this difference and the related tax effects are as follows: ($000s)

	Year Ended Last Day of February
	2000	2001	2002
Expected Canadian tax rate	44.0%	44.0%	41.0%

Expected tax provision	$35,943	$40,180	$11,549
Foreign tax rate differences	(10,422)	(14,603)	(8,626)
Net change in valuation allowance and other income tax benefits earned	(6,688)	(5,787)	(3,364)
Non-deductible expenses and non-taxable income	2,876	4,121	7,288
Non-deductible in-process R&D write-off	—	900	—
Withholding tax on foreign income	1,179	1,774	1,759
Other	(15)	473	155

Reported income tax provision	$22,873	$27,058	$8,761

Significant components of the Corporation’s deferred tax assets and liabilities as of February 28, 2002, February 28, 2001 and February 29, 2000 are as follows: ($000s)

	As of the Last Day of February
	2000	2001	2002
Deferred tax assets
Net operating tax loss carryforwards	$4,460	$3,822	$3,257
Investment tax credits	1,404	—	—
Deferred revenue	2,490	2,811	2,213
Reserves	1,663	2,742	3,126
Book and tax differences on assets	469	681	1,155
Litigation settlement	—	—	6,404
Other	54	(14)	200

Total deferred tax assets	$10,540	$10,042	$16,355
Valuation allowance for deferred tax assets	(4,460)	(3,022)	(2,357)

Net deferred tax assets	$6,080	$7,020	$13,998

Deferred tax liabilities
Book and tax differences on assets	9,489	8,729	3,643
Reserves and allowances	6,395	4,760	5,256
Investment tax credits	5,346	3,925	1,822

Total deferred tax liabilities	$21,230	$17,414	$10,721

Net deferred income tax asset (liability)	$(15,150)	$(10,394)	$3,277

The net change in the total valuation allowance for the years ended February 28, 2002 and February 28, 2001 was a decrease of $665,000 and $1,438,000, respectively.

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realization of the net deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. Although realization is not assured, management believes it is more likely than not that the net amount of the deferred tax asset will be realized. However, this estimate could change in the near term as future taxable income in these certain legal entities changes.

As of February 28, 2002, the Corporation had tax loss carryforwards of approximately $8,884,000 available to reduce future years’ income for tax purposes. These losses expire as follows: ($000s)

2005-2011	$3,693
Indefinitely	5,191

Total	$8,884

Income before taxes attributable to all foreign operations was $29,323,000, $45,565,000, and $41,548,000, in each of fiscal 2002, 2001, and 2000, respectively.

The Corporation has provided for foreign withholding taxes on the portion of the undistributed earnings of foreign subsidiaries expected to be remitted.

Income taxes paid were $29,368,000, $13,537,000, and $18,658,000, in each of fiscal 2002, 2001, and 2000, respectively.

10.    Stockholders’ Equity

Capital Stock

The authorized capital of the Corporation consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series. No series of preferred shares has been created or issued.

On April 6, 2000, the Corporation’s Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to stockholders of record at the close of business on April 20, 2000. Share and per-share amounts have been adjusted retroactively for this split.

Share Repurchase Programs

The share repurchases made in the past three fiscal years were part of distinct open market share repurchase programs through The Nasdaq National Market. The share repurchases made in fiscal 2002 were part of two open market share repurchase programs. The program adopted in October 2000 expired on October 8, 2001. Under this program the Corporation repurchased 1,344,500 of its shares; all repurchased shares were cancelled. In October 2001, the Corporation adopted a new program that will enable it to purchase up to 4,400,943 common shares (not more than 5% of those issued and outstanding) between October 9, 2001 and October 8, 2002. This program does not commit the Corporation to make any share repurchases. Purchases will be made on The Nasdaq National Market or the Toronto Stock Exchange at prevailing open market prices and paid out of general corporate funds. All repurchased shares will be cancelled.

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The details of the share repurchases were as follows:

	Year Ended Last Day of February
	2000		2001		2002
	Shares	Cost	Shares	Cost	Shares	Cost
	(000s)	($000s)	(000s)	($000s)	(000s)	($000s)
October 1998 program	2,186	$24,689	—	$—	—	$—
October 1999 program	100	1,324	50	2,041	—	—
October 2000 program	—	—	530	11,946	816	12,945
October 2001 program	—	—	—	—	800	16,094

	2,286	$26,013	580	$13,987	1,616	$29,039

The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

Stock Option Plans

As of February 28, 2002, the Corporation had stock options outstanding under two plans: 9,567,000 pertain to the 1997–2002 Stock Option Plan and 987,000 pertain to the 1993–1998 Stock Option Plan.

There were 14,000,000 shares of common stock originally reserved by the Board of Directors for issuance under the Corporation’s 1997–2002 Stock Option Plan (“the Plan”), which was approved by the Corporation’s shareholders in June 1997 and replaced the 1993–1998 Stock Option Plan. Options may be granted to directors, officers, employees, and consultants at such times and under such terms as established by the Plan. Options may be fully exercisable on the date of grant or may be exercisable in installments. Options will expire not later than 10 years from the date of grant or any shorter period as may be determined. All options are priced at the market price of the Corporation’s shares on the Toronto Stock Exchange on the trading day preceding the date of grant. Options were awarded to employees, executive officers, and directors in each of April 1998, June 1999, 2000, and 2001. Substantially all options vest equally in April of the next four years after date of the grant and expire in April of the seventh year after the date of grant. There were 3,057,000 options available for grant under the Plan as of February 28, 2002.

Under the 1993–1998 Stock Option Plan, options were awarded to directors, officers, and employees. For the options outstanding as of February 28, 2002, the vesting dates have all passed and the expiry dates range from April 2003 to September 2005. In April 1996, options were awarded to certain key officers under an executive option award. These options vested equally in April 1999, April 2000, and April 2001, and expire in April 2003. All options were priced at the market price of the Corporation’s shares on the Toronto Stock Exchange on the trading day preceding the date of grant. The 1993–1998 Stock Option Plan expired on January 1, 1998.

Employee Stock Purchase Plan

This plan was approved by the Corporation’s shareholders in July 1993 and was amended on May 19, 1999. The amended plan was approved by the Corporation’s shareholders on June 22, 1999, and will terminate on November 30, 2002. Under the plan, 3,000,000 common shares were reserved for issuance. A participant in the Employee Stock Purchase Plan authorizes the Corporation to deduct an amount per pay period that cannot exceed five (5) percent of annual target salary divided by the number of pay periods per year. Deductions are accumulated during each of the Corporation’s fiscal quarters (“Purchase Period”) and on the first trading day following the end of any Purchase Period

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these deductions are applied toward the purchase of common shares. The purchase price per share is ninety (90) percent of the lesser of the Toronto Stock Exchange average closing price on (a) the first five trading days of the Purchase Period or (b) the last five trading days of the Purchase Period. All full-time and part-time permanent employees may participate in the plan.

Accounting for Stock Option and Stock Purchase Plans

The Corporation applies APB Opinion 25 in accounting for its stock option and purchase plans. The exercise price of all stock options is equal to the market price of the stock on the trading day preceding the date of grant. Accordingly, no compensation cost has been recognized in the financial statements for its stock option and stock purchase plans.

If the fair values of the options granted had been recognized as compensation expense on a straight line basis over the vesting period of the grant (consistent with the method prescribed by FASB Statement No. 123), stock-based compensation costs would have reduced net income by $25,467,000, $20,106,000, and $9,096,000, reduced basic net income per share by $0.29, $0.23, and $0.11, and reduced diluted net income per share by $0.28, $0.22, and $0.10 in fiscal 2002, 2001, and 2000, respectively.

The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2002, 2001, and 2000, respectively: risk-free interest rates of 4.2%, 6.1%, and 5.8%, expected life of the options of 2.9 years, 3.0 years, and 2.8 years, expected volatility of 68%, 54%, and 55%, and for all years, a dividend yield of zero.

Activity in the stock option plans for fiscal 2002, 2001, and 2000 was as follows:

	Year Ended Last Day of February
	2000		2001		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(000s)		(000s)		(000s)
Outstanding, beginning of year	6,769	$9.72	7,270	$11.17	7,569	$17.81
Granted	2,772	11.18	2,537	34.02	4,835	16.71
Exercised	(1,973)	7.81	(1,816)	10.23	(1,279)	9.96
Cancelled	(298)	11.73	(422)	18.21	(571)	20.33

Outstanding, end of year	7,270	$11.17	7,569	$17.81	10,554	$17.35

Options exercisable at year end	1,234		1,607		3,002

Weighted average per share fair value of options granted during the year calculated using the Black-Scholes option pricing model		$4.59		$14.07		$7.48

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes significant ranges of outstanding and exercisable options held by directors, officers, and employees as of February 28, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(000s)			(000s)
$7.91-$9.51	552	2.2	$8.13	536	$8.11
$9.84-$9.98	2,209	4.6	9.87	1,134	9.87
$10.06-$14.28	1,274	5.2	12.68	556	12.10
$14.55-$15.83	3,627	7.2	15.62	121	15.62
$15.84-$18.39	375	7.0	16.90	42	17.43
$18.69-$28.04	476	7.1	23.01	78	21.80
$28.07-$44.19	2,041	6.2	32.73	535	32.69

	10,554	5.9	$17.35	3,002	$14.66

Deferred Stock-based Compensation

The Corporation recorded aggregate deferred stock-based compensation of $0, $2,656,000, and $0 in fiscal 2002, 2001, and 2000, respectively. In each year deferred stock-based compensation was recorded in connection with acquisitions made by the Corporation in which stock was issued to principals of the acquired companies, but held in escrow to be released on condition of continued tenure. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price.

Net Income per Share

The dilutive effect of stock options is excluded under the requirements of FASB Statement No. 128 for calculating net income per share, but is included in the calculation of diluted net income per share.

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of the numerator and denominator for the calculation of net income per share and diluted net income per share is as follows: (000s, except per-share amounts)

	Year Ended Last Day of February
	2000	2001	2002
Net Income per Share
Net income	$58,815	$64,260	$19,408

Weighted average number of shares outstanding	85,972	87,324	87,807

Net income per share	$0.68	$0.74	$0.22

Diluted Net Income per Share
Net income	$58,815	$64,260	$19,408

Weighted average number of shares outstanding	85,972	87,324	87,807
Dilutive effect of stock options* and deferred stock-based compensation	2,128	4,649	2,654

Adjusted weighted average number of shares outstanding	88,100	91,973	90,461

Diluted net income per share	$0.67	$0.70	$0.21

*	All anti-dilutive options have been excluded. The average number of anti-dilutive options was 3,327,000, 557,000, and 1,580,000 for fiscal 2002, 2001, and 2000, respectively.

11.    Pension Plans

The Corporation operates a Retirement Savings Plan for the parent company and also operates various other defined contribution pension plans for its subsidiaries. The Corporation contributes amounts related to the level of employee contributions for both types of plans.

The pension costs in fiscal 2002, 2001, and 2000 were $4,889,000, $4,248,000, and $3,839,000, respectively.

12.    Segmented Information

The Corporation operates in one business segment—computer software solutions. This segment engages in business activities from which it earns license, support, and services revenue, and incurs expenses. Within this business segment, the Corporation develops, markets, and supports two complementary lines of software solutions that are designed to satisfy enterprise-wide business-critical needs. The Corporation’s business intelligence software solutions allow customers, as well as their partners, customers, and suppliers, to analyze and report data from multiple perspectives. The Corporation’s client/server application development tools are designed to increase the productivity of system analysts and developers. Cognos products are distributed both directly and through resellers worldwide.

Revenue is derived from the licensing of software and the provision of related services, which include product support and education, consulting, and other services. The Corporation generally

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

licenses software and provides services subject to terms and conditions consistent with industry standards. Customers may elect to contract with the Corporation for product support, which includes product and documentation enhancements, as well as telephone support, by paying either an annual fee or fees based on usage of support services.

The Corporation operates internationally, with a substantial portion of its business conducted in foreign currencies. Accordingly, the Corporation’s results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and to a lesser extent, other foreign currencies.

No single customer accounted for 10% or more of the Corporation’s revenue during any of the last three fiscal years. In addition, the Corporation is not dependent on any single customer or group of customers, or supplier.

The accounting policies for the segment are the same as those described in the Summary of Significant Accounting Policies. The required financial information for segment profit and segment assets is the same as that presented in the Consolidated Financial Statements. Geographic information is as follows: ($000s)

	Year Ended Last Day of February
	2000	2001	2002
Revenue to external customers*
U.S.A.	$204,730	$281,907	$263,488
Canada	30,120	35,890	40,979
United Kingdom	44,972	44,381	45,759
Europe	77,778	101,888	107,278
Asia/Pacific	28,040	31,586	33,798

	$385,640	$495,652	$491,302

*	Revenues are attributed to countries based on location of customer.

Fixed assets
Canada	$55,466	$46,813
U.S.A.	9,510	6,508
Other countries	9,232	5,687

	$74,208	$59,008

Other assets
Canada	$16,655	$13,183
U.S.A.	13,926	7,667

	$30,581	$20,850

13.    New Accounting Pronouncements

In June 2001, FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets (“the pronouncements”), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets will continue to be amortized over their useful lives.

The Corporation will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Application of the non-amortization provisions of the pronouncements is expected to result in an increase in net income of $4,000,000 ($0.04 per diluted share) for fiscal 2003. The Corporation performed the required impairment tests of goodwill and indefinite-lived intangible assets as of March 1, 2002. The effect of these tests was not material on the earnings and financial position of the Corporation.

In October 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, and the accounting and reporting provisions of APB 30, for the disposal of a segment of a business. The provisions of SFAS 144 are required to be adopted by March 1, 2002. The Corporation believes that the adoption of SFAS 144 will not have a material effect on the business, results of operations, and financial condition.

On June 19, 2002, the SEC issued a SEC Staff Position stating that when previously issued annual financial statements are reproduced in connection with a registration statement, subsequent to the issuance of interim financial information reflecting the adoption of SFAS No. 142, the annual financial statements must include the following transitional disclosure:

If the non-amortization provisions of SFAS No. 142 had been in effect beginning March 1, 1999, results would have been as follows (000’s):

	Years Ended Last Day of February
	2000	2001	2002
Reported net income	$58,815	$64,260	$19,408
Goodwill amortization	912	2,445	4,398

Adjusted net income	$59,727	$66,705	$23,806

Basic net income per share:
Reported net income	$0.68	$0.74	$0.22
Goodwill amortization	0.01	0.02	0.05

Adjusted net income	$0.69	$0.76	$0.27

Diluted net income per share:
Reported net income	$0.67	$0.70	$0.21
Goodwill amortization	0.01	0.03	0.05

Adjusted net income	$0.68	$0.73	$0.26

Weighted Average number of shares:
Basic	85,972	87,324	87,807

Diluted	88,100	91,973	90,461

14.    Litigation

On May 5, 2000, an action was filed in the United States District Court for the Northern District of California against the Corporation and its subsidiary Cognos Corporation by Business Objects S.A., for

COGNOS INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

alleged patent infringement. The complaint alleged that the Corporation’s Impromptu product infringes Business Objects’ United States Patent No. 5,555,403 entitled “Relational Database Access System using Semantically Dynamic Objects” (the “ ’403 Patent”). On May 24, 2002, subsequent to the balance sheet date, the Corporation and Business Objects reached an agreement to settle that action. Under the terms of the settlement agreement between the Corporation and Business Objects, Business Objects has agreed to release the Corporation for any infringement of the ’403 Patent (and any amendments or related patents) and to effect that release, has granted the Corporation a license under the ’403 Patent for the term of that patent or any amendments or related patents. Both parties agreed to release the other from all claims, liabilities, costs or expenses that either party holds against the other, on account of actions taken prior to the effective date. The Corporation and Business Objects have also entered into a covenant not to sue or assert any claim against the other for infringement of any patents for a period of 5 years from the effective date. As consideration for the settlement agreement, the Corporation has agreed to pay Business Objects the sum of $24,000,000 in the following installments: $10,000,000 on or before June 10, 2002, and $1,750,000 every quarter for the next eight quarters commencing on July 1, 2002 (the first quarterly installment of which was paid on July 1, 2002). The Corporation has recorded a special charge of $23,231,000, in fiscal 2002, representing the present value of this payment stream discounted using an interest rate of 6%, in accordance with SFAS No. 5, Accounting for Contingencies. The after-tax effect of this charge is $16,827,000. The remaining balance of $769,000 represents the interest to be recognized over the payment term. The principal amount is recorded in accrued charges and long-term liabilities on the balance sheet as follows ($000’s):

Accrued charges	$14,861
Long-term liabilities	8,370

Payments in respect of this settlement are as follows ($000’s):

2003	$15,250
2004	7,000
2005	1,750

In addition, the Corporation and its subsidiaries may, from time to time, be involved in other legal proceedings, claims, and litigation that arise in the ordinary course of business which the Corporation believes would not reasonably be expected to have a material adverse effect on the financial condition of the Corporation.

15.    Comparative Results

Certain of the prior years’ figures have been reclassified in order to conform to the presentation adopted in the current year.

The Cognos Mission:
To make Cognos customers the world's most effective organizations.

Plan
Budget
Execute
Report
Analyze
CPM

Cognos offers a complete solution for Corporate Performance Management (CPM) with integrated software components that cover the entire management cycle.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

3,600,000 Shares

Cognos Incorporated

Common Shares

Goldman, Sachs & Co.

Morgan Stanley

Representatives of the Underwriters